Exhibit 2

EXECUTION COPY

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

dated as of

July 7, 2004

by and among

H-LINES HOLDING CORP.,

H-LINES SUBCORP.,

HORIZON LINES HOLDING CORP.

and

TC GROUP, L.L.C.

i

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB		31
3.1	Corporate Organization	31
3.2	Due Authorization	31
3.3	No Conflict	31
3.4	Litigation and Proceedings	31
3.5	Governmental Authorities: Consents	32
3.6	Financial Ability	32
3.7	Brokers’ Fees	32
3.8	No Outside Reliance	32
3.9	Acquisition of Interests for Investment	33
3.10	Qualification	33

ARTICLE IV. COVENANTS OF HOLDINGS		33
4.1	Conduct of Business	33
4.2	Inspection	36
4.3	HSR Act and MarAd Approvals	36
4.4	No Solicitations	37
4.5	Redemption	37
4.6	Union Notification	37
4.7	Financing	38

ARTICLE V. COVENANTS OF ACQUIROR		38
5.1	HSR Act and MarAd Approvals	38
5.2	Indemnification and Insurance	39
5.3	Cooperation	39
5.4	Continued Employment Benefits	39
5.5	Financing	40
5.6	CCF Agreement	40

ARTICLE VI. JOINT COVENANTS		40
6.1	Confidentiality	40
6.2	Support of Transaction	41
6.3	Update Information	41
6.4	Capital Construction Fund and MarAd Approvals	42

ARTICLE VII. CLOSING		42
7.1	Filing of Certificate of Merger	42
7.2	Closing	42

ARTICLE VIII. CONDITIONS TO OBLIGATIONS		43
8.1	Conditions to Obligations of Acquiror, Merger Sub and Holdings	43
8.2	Conditions to Obligations of Acquiror and Merger Sub	43
8.3	Conditions to the Obligations of Holdings	45

ARTICLE IX. INDEMNIFICATION		45
9.1	Survival of Representations and Warranties	45
9.2	Indemnification	46
9.3	Limitation on Indemnification Obligations	46
9.4	Losses	47
9.5	Defense of Claims	48
9.6	Release of Indemnification Escrow Amount	49
9.7	Adjustments to Indemnification Notes	50
9.8	Obligation to Mitigate	50
9.9	Special Indemnity	51
9.10	Exclusive Remedy	51
9.11	Tax Contests	51

ARTICLE X. TERMINATION/EFFECTIVENESS		52
10.1	Termination	52
10.2	Effect of Termination	54

ARTICLE XI. CERTAIN DEFINITIONS		54

ARTICLE XII. HOLDER REPRESENTATIVE		64
12.1	Designation and Replacement of Holder Representative	64
12.2	Authority and Rights of Holder Representative; Limitations on Liability	65
12.3	Acquiror’s Right to Rely	66

ARTICLE XIII. MISCELLANEOUS		66
13.1	Waiver	66
13.2	Notices	66
13.3	Assignment	68
13.4	Rights of Third Parties	68
13.5	Expenses	68
13.6	Governing Law	68
13.7	Captions; Counterparts	68
13.8	Schedules and Annexes	69
13.9	Construction	69
13.10	Entire Agreement	70
13.11	Amendments	70
13.12	Publicity	70

Schedules

Schedule 1.5 - Sample Net Working Capital

Schedule 2.1 - Foreign Qualifications of Holdings

Schedule 2.2 - Subsidiaries of Holdings

Schedule 2.3(a) - Exceptions to Due Authorization

Schedule 2.4 - Exceptions to No Conflict Representation

Schedule 2.5 - Governmental Authorities; Consents

Schedule 2.6(a) - Capitalization of Holdings

Schedule 2.6(b) - Options, Etc.

Schedule 2.6(c) - Agreements Related to Holdings Common Stock

Schedule 2.7 - Capitalization of Subsidiaries

Schedule 2.8 - Financial Statements

Schedule 2.9 - Exceptions to No Undisclosed Liabilities Representation

Schedule 2.10 - Litigation and Proceedings

Schedule 2.11 – Compliance with Laws Exceptions

Schedule 2.12(a) - Non-Customer Contracts

Schedule 2.12(b) - Customer Contracts

Schedule 2.12(c) – Exceptions to Material Contracts

Schedule 2.13 - Employee Benefits

Schedule 2.13(c)(ix) - Multiemployer Plan Exceptions

Schedule 2.13(c)(xi) - Acceleration of Benefits

Schedule 2.14 - Labor Relations

Schedule 2.16 - Broker’s Fees

Schedule 2.17 - Insurance

Schedule 2.18 - Licenses, Permits, and Authorizations

Schedule 2.19 - Dispositions of Machinery, Equipment and Other Property

Schedule 2.20(a) - Vessels

Schedule 2.20(b) - Vessel Matters

Schedule 2.21 - Leased Real Property

Schedule 2.22 - Intellectual Property

Schedule 2.23 - Environmental Matters

Schedule 2.26 - CSX Transactions

Schedule 4.1 - Conduct of Business

Annexes

Annex A - Certificate of Merger

Annex B – Voting Agreement

Annex C – Adjustment Escrow Agreement

Annex D – Indemnification Escrow Agreement

Annex E – Form of L&W Legal Opinion

v

This Amended and Restated Agreement and Plan of Merger, dated as of July 7, 2004 (this “Agreement”), is entered into by and among H-LINES HOLDING CORP., a Delaware corporation (“Acquiror”), H-LINES SUBCORP., a Delaware corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”), HORIZON LINES HOLDING CORP., a Delaware corporation (“Holdings”), and TC GROUP, L.L.C. (“TC Group”), a Delaware limited liability company, solely in its capacity as the initial Holder Representative hereunder, and amends and restates in whole that certain Agreement and Plan of Merger, dated as of May 22, 2004 (the “Initial Date”), by and among Acquiror, Merger Sub, Holdings and TC Group (the “Initial Agreement”). All references herein to the “date hereof” and to the “date of this Agreement” and similar references shall be deemed to refer to the Initial Date.

PLAN OF MERGER

A. Holdings, through its wholly-owned Subsidiary HLH, LLC, a Delaware limited liability company, is the record and beneficial owner of (i) 100% of the issued and outstanding Senior Common Units of Horizon Lines, LLC (“Horizon Lines”), (ii) 90% of the issued and outstanding Common Units of Horizon Lines and (iii) none of the issued and outstanding Senior Preferred Units of Horizon Lines.

B. Acquiror, Merger Sub and Holdings (Merger Sub and Holdings sometimes being referred herein to as the “Constituent Corporations”) are hereby adopting a plan of merger, providing for the merger of Merger Sub with and into Holdings, with Holdings being the surviving corporation. This merger (the “Merger”) will be consummated in accordance with this Agreement and evidenced by a Certificate of Merger between the Constituent Corporations in substantially the form of Annex A hereto (the “Certificate of Merger”), such Merger to be consummated as of the Effective Time of the Merger (as defined below).

C. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and Holdings, as the surviving corporation in the Merger (hereinafter referred to for the periods on and after the Effective Time of the Merger as the “Surviving Corporation”), shall continue its corporate existence under the Delaware General Corporation Law (the “DGCL”) as a Subsidiary of Acquiror.

D. On and after the Effective Time of the Merger, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, and all chooses in action belonging to each such corporation, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the

Merger; but all Liens (as defined below) upon any property of either Constituent Corporation shall thereforth attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

E. Concurrently with the execution of the Initial Agreement, Acquiror and the holders of Common Stock who hold, in the aggregate, shares of Holdings Common Stock entitling such holders to cast votes in excess of 98% of the total number of votes held by all holders of Holdings Common Stock, entered into a voting agreement (the “Voting Agreement”) pursuant to which such holders have (i) consented to the adoption and approval of the Initial Agreement and the transactions contemplated hereby, (ii) agreed to vote all shares of Holdings Common Stock held by such stockholders in favor of approval and adoption of this Agreement and the transactions contemplated hereby in the event of any stockholders meeting relating to the adoption and approval of this Agreement and the transactions contemplated hereby, and (iii) agreed to exercise, if applicable, any rights to require stockholders of Holdings other than such stockholders to consent to this Agreement and the transactions contemplated hereby.

F. For certain limited purposes, and subject to the terms set forth herein, the Holder Representative shall serve as the representative of the holders of Holdings Common Stock and Options (in each case as defined below).

G. Certain capitalized terms used herein have the meanings ascribed to such terms in Article XI hereof.

AGREEMENT

In order to consummate the Merger, and in consideration of the mutual agreements hereinafter contained, Acquiror, Merger Sub, Holdings and the Holder Representative agree as follows:

ARTICLE I.

THE MERGER

1.1 Election with respect to Investment.

(a) Each holder of Holdings Common Stock or Options shall have the right, but not the obligation, by providing written notice (an “Election Notice”) to Acquiror on or before the date that is three (3) Business Days prior to the Closing Date (or, with the consent of Acquiror, at any time prior to the Effective Time), to elect with respect to any or all of such Options and/or Holdings Common Stock held by such holder, at the Effective Time of the Merger, (i) in the case of Holdings Common Stock, to receive shares of common stock, par value $0.01 per share, of Acquiror (the “Acquiror Common Stock”) and shares of redeemable preferred stock, par value $0.01 per share, of Acquiror (the “Acquiror Preferred Stock” and together with the Acquiror Common Stock, the “Acquiror Shares”) and (ii) in the case of Options, to retain any of such Options which shall entitle such holder from and after the Effective Time of the Merger to purchase the same number of shares of common stock, par value

$0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Shares”) as the number of shares of Holdings Common Stock into which such Options may be exercised. Each holder that properly delivers an Election Notice shall be referred to as a “Rollover Holder.” At the closing, the Holder Representative shall designate which holder of Holdings Common Stock or Options have provided an Election Notice. As a condition of making the election contemplated by this Section 1.1(a), at or following the Closing, each Rollover Holder shall be required to execute and deliver to Acquiror a (v) stockholders agreement (“Stockholders Agreement”), (w) voting trust agreement (“Voting Trust Agreement”), (x) put/call agreement (“Put/Call Agreement”), (y) Adjustment Note (as defined below) and (z) Indemnification Note (as defined below), and any other documents or instruments reasonably requested by Acquiror, (collectively, such other documents or instruments, together with the Stockholders Agreement, Voting Trust Agreement, Put/Call Agreement, Adjustment Note and Indemnification Note, the “Rollover Documents”), on terms acceptable to Acquiror and such holder. Any holder who fails to deliver to Acquiror duly executed Rollover Documents within five (5) Business Days of the date such holder receives the Rollover Documents from Acquiror shall forfeit his right to receive Acquiror Shares and/or retain any of his Options and shall instead receive from the Surviving Corporation an amount of cash equal to the applicable portion of the Merger Consideration which he otherwise would have received had he elected to receive cash in respect of the Rollover Securities held by such holder (subject to the escrows provided in this Agreement) and thereafter shall be treated and shall be subject to the provisions applicable to all holders who are not Rollover Holders.

(b) In the event that any such holder of Holdings Common Stock or Options fails to timely deliver an Election Notice with respect to any of such holder’s Holdings Common Stock or Options, such holder shall be deemed to have elected to receive cash consideration for such Holdings Common Stock or Options. Any Option for which no election is made and accepted by Acquiror in accordance with the terms of this Agreement shall be a “Terminated Option” and shall be terminated in consideration for a portion of the Merger Consideration as provided in this Article I. Each holder that properly delivers an Election Notice shall be referred to as a “Rollover Holder”.

(c) In the case of shares of Holdings Common Stock for which any holder timely delivers an Election Notice (each such elected share, a “Roll-Over Share”), subject to Section 1.1(d), at the Effective Time such Rollover Holder shall be entitled to receive for each One Hundred Fifty-Eight Dollars ($158) of Merger Consideration which such Rollover Holder would otherwise have been eligible to receive in respect of such Rollover Shares, (y) 15 shares of Acquiror Preferred Stock, and (z) 1 shares of Acquiror Common Stock (each such unit of 15 shares of Acquiror Preferred Stock and 1 shares of Acquiror Common Stock, an “Acquiror Unit”); provided that such Rollover Holder may only elect to receive Acquiror Shares in $158 increments. In the case of an Option, the holder of which timely delivers an Election Notice (such elected Option, a “Roll-Over Option”), subject to Section 1.1(d), Holdings shall take such action as may be necessary to fully vest such Roll-Over Option and such Roll-Over Option shall, upon exercise thereof from and after the Effective Time, entitle the holder to purchase one Surviving Corporation Common Share for each share of Holdings Common Stock for which such Roll-Over Option is exercisable, upon payment of the same per share exercise price as is payable with respect to, and otherwise on the same terms as, the Roll-Over Option as of the

Effective Date; provided, however, that any Surviving Corporation Common Share into which such Roll-Over Option is converted shall at all times be subject to transfer restrictions and the call and put rights as provided for in the Put/Call Agreement. No fractional Acquiror Units will be issued. To the extent any holder is entitled to a fractional Acquiror Unit, the amount of Merger Consideration represented thereby shall be paid in cash.

(d) Each Rollover Holder shall (i) deposit with the Acquiror a promissory note (each, an “Adjustment Note”) in a form acceptable to Acquiror in its sole discretion with a principal amount equal to (x) such Rollover Holder’s Applicable Percentage – Rollover/AFDS multiplied by (y) the Adjustment Escrow Amount, issued and delivered to the Acquiror upon consummation of the Merger and payable pursuant to the terms of this Agreement and the terms of the Adjustment Note, and (ii) deposit with Acquiror a promissory note (each, an “Indemnification Note”) in a form acceptable to Acquiror in its sole discretion with a principal amount equal to (x) such Rollover Holder’s Applicable Percentage – Rollover/AFDS multiplied by (y) the Indemnification Escrow Amount issued and delivered to the Acquiror upon consummation of the Merger and payable pursuant to the terms of this Agreement and the terms of the Indemnification Note. The obligations of holders under the Adjustment Notes and the Indemnification Notes in respect of such holders’ Roll-Over Shares and Roll-Over Options shall be in addition to any portion of the Net Adjustment Escrow Amount and the Net Indemnification Escrow Amount in respect of such holders’ Holdings Common Stock for which no Election Notice is properly given and Terminated Options.

1.2 Conversion of Holdings Shares and Options.

Subject to the satisfaction of the closing conditions set forth in Article VIII, at or prior to the Closing, the following actions shall be taken and the following transactions shall occur:

(a) At the Closing, (i) Acquiror shall contribute to Merger Sub an amount of cash (the “Equity Amount”) equal to (x) $168,000,000 minus (y) the Roll-Over Value Amount and (ii) Holdings shall, or shall cause one or more of its Subsidiaries to, purchase the Senior Preferred Units and the Common Units of Horizon Lines held of record as of the date hereof by CSX Residual Company and CSX Domestic Shipping Corporation in accordance with the terms and conditions set forth in a purchase agreement in a form acceptable to Holdings, Acquiror and the holders of such Senior Preferred Units and Common Units for an aggregate purchase price equal to the amount that would otherwise be payable to CSX Residual Company and to CSX Domestic Shipping Corporation if all of their Senior Preferred Units and Common Units of Horizon Lines were to be redeemed in accordance with Article VIII of the LLC Agreement (the “CSX Purchase”).

(b) At the Closing, (i) Holdings and its Subsidiaries will consummate the Financing Transactions and (ii) Holdings will cause one or more of its Subsidiaries to consummate the CSX Purchase and will distribute such amount of cash, if any, as may be necessary so that the Surviving Corporation has sufficient cash available to pay the Funding Amount, the amount of the Holder Allocable Expenses and all other amounts required to be paid by it at the Closing in accordance with this Agreement to Delian which shall in turn distribute such amount to Holdings.

(c) At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of any holder of common stock, par value $0.01 per share, of Holdings (“Holdings Common Stock”), (x) each share (a “Common Share”) of Holdings Common Stock that is then issued and outstanding (other than (i) shares of Holdings Common Stock, if any, held in the treasury of Holdings, which treasury shares shall be canceled as part of the Merger, (ii) Roll-Over Shares and (iii) shares of Holdings Common Stock held by Persons who have not consented to the Merger (“Dissenting Common Shareholders”), which shares of Dissenting Common Shareholders, treasury shares and Roll-Over Shares shall not constitute “Common Shares” hereunder and (y) each unexercised option to purchase Holdings Common Stock (whether or not vested) that is then outstanding (the “Options”) (other than Roll-Over Options), shall thereupon be converted into and become the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Section 1.2(f). For the avoidance of doubt, the defined term “Common Shares” shall not include any Roll-Over Shares and the defined term “Terminated Options” (as hereinafter defined) shall not include any Roll-Over Options.

(d) At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub (i) each share of common stock, par value $0.001 per share, of Merger Sub shall be converted into such number of Surviving Corporation Common Shares so that, following such conversion, Acquiror shall be the sole record and beneficial holder of 800,000 Surviving Corporation Common Shares.

(e) The term “Merger Consideration” shall mean an amount equal to (i) the Holdings Equity Amount minus (ii) the amount of Holder Allocable Expenses paid by the Surviving Corporation to the Holder Representative at Closing in accordance with Section 1.7 minus (iii) the Roll-Over Value Amount, minus (iv) the aggregate amount of any of the Vessel charter or rolling stock lease payments scheduled to be made on or about July 1, 2004 and described on Schedule 1.1(c) (the “July 1 Lease Payments”) that have not been made on or before the Closing Date (whether the Closing Date is before, on or after July 1, 2004). For purposes of this Agreement, including the calculation of the Merger Consideration, the following terms shall have the following meanings:

“Aggregate Fully-Diluted Shares” shall mean (i) the sum of the aggregate number of shares of Holdings Common Stock that are issued and outstanding immediately prior to the Effective Time of the Merger, plus (ii) the aggregate number of shares of Holdings Common Stock that are issuable upon the exercise in full of all Options (whether vested or unvested) that are outstanding immediately prior to the Effective Time of the Merger.

“Aggregate Option Exercise Price” shall mean the sum of the cash exercise prices payable upon exercise in full of all Options (including, for the avoidance of doubt, the Roll-Over Options) (whether vested or unvested) that are outstanding immediately prior to the Effective Time of the Merger.

“Applicable Percentage – Non-Rollover/Non-Rollover” shall mean, with respect to any holder of Common Shares and/or Terminated Options an amount expressed as a percentage equal to (i) the sum of (A) the aggregate number of Common Shares held by such holder immediately prior to the Effective Time, plus (B) the aggregate number of shares of Holdings Common Stock that are issuable upon the exercise in full of all Terminated Options that are held by such holder immediately prior to the Effective Time, divided by (ii) the sum of (A) the aggregate number of Common Shares held by all holders immediately prior to the Effective Time plus (B) the aggregate number of shares of Holdings Common Stock that are issuable upon the exercise in full of all Terminated Options that are held by all holders immediately prior to the Effective Time.

“Applicable Percentage – Non-Rollover/AFDS” shall mean, with respect to any holder of Common Shares and/or Terminated Options, an amount expressed as a percentage equal to (i) the sum of (A) the aggregate number of Common Shares held by such holder immediately prior to the Effective Time, plus (B) the aggregate number of shares of Holdings Common Stock that are issuable upon the exercise in full of all Terminated Options that are held by such holder immediately prior to the Effective Time, divided by (ii) the Aggregate Fully-Diluted Shares.

“Applicable Percentage – Rollover/AFDS” shall mean, with respect to any holder of Roll-Over Shares and/or Roll-Over Options, an amount expressed as a percentage equal to (i) the sum of (A) the aggregate number of Roll-Over Shares held by such holder immediately prior to the Effective Time, plus (B) the aggregate number of shares of Holdings Common Stock issuable upon exercise of the Roll-Over Options held by such Rollover Holder immediately prior to the Effective Time divided by (ii) the Aggregate Fully-Diluted Shares.

“Applicable Percentage – Rollover/Rollover” shall mean, with respect to any holder of Roll-Over Shares and/or Roll-Over Options, an amount expressed as a percentage equal to (i) the sum of (A) the aggregate number of Roll-Over Shares held by such holder immediately prior to the Effective Time plus (B) the aggregate number of shares of Holdings Common Stock that are issuable upon the exercise of the Roll-Over Options held by such holder immediately prior to the Effective Time divided by (ii) the sum of (A) the aggregate number of Roll-Over Shares held by all holders immediately prior to the Effective Time plus (B) the aggregate number of shares of Holdings Common Stock that are issuable upon the exercise in full of all Roll-Over Options held by all holders immediately prior to the Effective Time.

“Applicable Total Percentage” shall mean, with respect to any holder of Holdings Common Stock and/or Options, an amount expressed as a percentage equal to the sum of (i) such holder’s Applicable Percentage – Non-Rollover/AFDS and (ii) such holder’s Applicable Percentage – Rollover/AFDS.

“Cash Per Fully-Diluted Common Share” shall mean (i) an amount equal to (A) the Holdings Equity Amount, minus (B) the amount of Holder Allocable Expenses paid by the Surviving Corporation to the Holder Representative in accordance with Section 1.7 plus (C) the Aggregate Option Exercise Price, divided by (ii) the Aggregate Fully-Diluted Shares.

“Holdings Equity Amount” shall mean an amount equal (i) $650,000,000, minus (ii) the Closing Date Net Debt, minus (iii) the amounts payable to CSX Residual Company and CSX Domestic Shipping Corporation in order to consummate the CSX Purchase in accordance with Section 1.2(a).

“Roll-Over Value Amount” shall mean (i) an amount equal to (A) the Cash Per Fully-Diluted Common Share multiplied by (B) an amount equal to the sum of (x) the aggregate number of Roll-Over Shares outstanding immediately prior to the Effective Time of the Merger plus (y) the aggregate number of shares of Holdings Common Stock issuable upon exercise in full of all Roll-Over Options outstanding immediately prior to the Effective Time of the Merger minus (ii) the aggregate cash exercise price payable upon exercise of all Roll-Over Options.

(f) Subject to the provisions of this Article and Article IX, each holder of Common Shares shall be entitled to receive a portion of the Merger Consideration equal to (x) the Cash Per Fully-Diluted Common Share, multiplied by (y) the number of Common Shares held by such holder as of the Effective Time of the Merger (but not including any Common Shares issuable upon the exercise of any Options held by such holder at the Effective Time of the Merger). Each holder of Terminated Options shall be entitled to receive a portion of the Merger Consideration equal to (i) the Cash Per Fully-Diluted Common Share, multiplied by the aggregate number of shares of Holdings Common Stock issuable upon exercise in full of all Terminated Options held by such holder as of the Effective Time of the Merger, minus (ii) the aggregate cash exercise price payable upon exercise of all Terminated Options held by such holder.

1.3 Payment and Exchange of Certificates. (a) As promptly as practicable after the date hereof, Holdings shall mail to each record holder of Holdings Common Stock or Options a letter of transmittal and instructions for use in surrendering certificates representing such shares of Holdings Common Stock or Options and receiving the consideration to which such holder shall be entitled therefore pursuant to Section 1.2 hereof.

(b) At the Closing, the Surviving Corporation will pay to an exchange agent (the “Exchange Agent”) selected by Holdings and reasonably acceptable to Acquiror, by wire transfer of immediately available funds, an amount (the “Funding Amount”) equal to (i) the Merger Consideration, minus (ii) the product of (x) the number of shares of Holdings Common Shares held by all Dissenting Common Shareholders and (y) the Cash Per Fully-Diluted Common Share, plus (iii) the Estimated Adjustment Amount if such number is positive. For purposes of calculating the Funding Amount, the Merger Consideration shall be calculated using the Estimated Closing Date Net Debt in lieu of the Closing Date Net Debt.

(c) Upon payment of the Funding Amount to the Exchange Agent in accordance with Section 1.3(b), the Surviving Corporation shall be deemed to have satisfied its obligations to make payments in respect of the Merger Consideration other than the obligation of the Surviving Corporation to make payments to Dissenting Shareholders, if any, following the Effective Time of the Merger. The Exchange Agent, as escrow agent, shall hold the Net Adjustment Escrow Amount and the Net Indemnification Escrow Amount pursuant to the terms of this Agreement, the Adjustment Escrow Agreement, and the Indemnification Escrow Agreement.

(d) Holdings shall give Acquiror and the Holder Representative prompt notice of any demands for appraisal pursuant to Section 262 of the DGCL received by Holdings, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by Holdings. Following the Closing, Holder Representative shall, at its sole cost and expense, have the right to control or participate in any appraisal proceeding. In the event that the amount payable to any Dissenting Common Shareholder on account of such Dissenting Common Shareholder’s holdings of Holdings Common Stock exceeds the amount to which such Dissenting Common Shareholders would be entitled on account of such Dissenting Common Shareholder’s holdings of Holdings Common Stock hereunder, such excess amount, together with Holding’s out-of-pocket costs and expenses incurred in connection with such appraisal proceeding, shall be paid pro rata (i) by each holder of Common Shares (other than Roll-Over Shares) and Terminated Options from the Indemnification Escrow Amount in accordance with each such holder’s Applicable Percentage – Non-Rollover/AFDS and (ii) by each Rollover Holder from amounts payable to Acquiror pursuant to the Indemnification Notes in accordance with such Rollover Holder’s Applicable Percentage – Rollover/AFDS.

(e) After the Effective Time of the Merger, each holder of an outstanding certificate or certificates for Common Shares (collectively, the “Certificates”), and/or Terminated Options, upon surrender of such Certificates to the Exchange Agent (or, in the case of a holder of Terminated Options, upon delivery of a Holder Acknowledgment to the Exchange Agent), shall be entitled to receive from Acquiror (or from the Exchange Agent on Acquiror’s behalf) in exchange therefor (subject to the provision of Sections 1.5,1.6 and 1.8 below) such portion of the Merger Consideration into which such holder’s Common Shares and/or Terminated Options shall have been converted as a result of the Merger; provided, however, that any payment with respect to Terminated Options held by employees of Holdings or its Subsidiaries shall be reduced by the amount of any Taxes required to be withheld under applicable law with respect to such payments and amounts so withheld shall be paid by the Exchange Agent to Holdings for disbursement to the applicable taxing authority; provided, further, a portion of the Merger Consideration otherwise payable to each holder of Common Shares and/or Terminated Options equal to the Adjustment Escrow Amount multiplied by such holder’s Applicable Percentage – Non-Rollover/AFDS with respect to the Common Shares and Terminated Options held by such holder shall be held in escrow in accordance with Section 1.6(d); and provided, further, a portion of the Merger Consideration otherwise payable to each holder of Common Shares and/or Terminated Options equal to the Indemnification Escrow Amount multiplied by such holder’s Applicable Percentage – Non-Rollover/AFDS with respect to the Common Shares and Terminated Options held by such holder shall be held in escrow in accordance with Section 1.8. Pending such surrender and exchange (or, in the case of a holder of Terminated Options, upon such delivery of a Holder Acknowledgment), a holder’s certificate or certificates for Common Shares, and/or Terminated Options shall be deemed for all purposes

(other than the exchange contemplated by this Section 1.3) to evidence such holder’s portion of the Merger Consideration into which such Common Shares and/or Terminated Options shall have been converted by the Merger.

1.4 Effective Time of Merger.

(a) Subject to the satisfaction or waiver of all conditions precedent set forth in ARTICLE VIII of this Agreement, on the Closing Date, Acquiror, Merger Sub and Holdings shall cause the Certificate of Merger to be executed and filed with the Secretary of State of Delaware as provided in Section 251 of the DGCL. For purposes of this Agreement, the “Effective Time of the Merger” shall mean the time at which the Certificate of Merger has been duly filed in the Office of the Secretary of State of Delaware and has become effective in accordance with the DGCL.

(b) Pursuant to the Merger, (x) the certificate of incorporation of Holdings, as in effect immediately prior to the Effective Time shall become the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and by law, and (y) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and the certificate of incorporation of the Surviving Corporation and as provided by law.

(c) At the Effective Time, the Surviving Corporation shall cause (x) the directors of the Merger Sub, from and after the Effective Time, to be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and (y) the officers of Holdings at the Effective Time, other than those who have resigned to remain as the officers of the Surviving Corporation until their successors shall have been duly elected or appointed or until their earlier death, resignation or removal in accordance with the bylaws of the Surviving Corporation.

1.5 Estimated Working Capital Adjustment.

(a) Within ten (10) Business Days prior to the Closing Date, and in no event less than three (3) Business Days before the Closing Date, Holdings shall deliver to Acquiror a certificate signed by the chief executive officer and chief financial officer of Horizon Lines and an officer of Holdings setting forth Holdings’ good faith estimates of (i) the Closing Date Net Working Capital (as defined below) (the “Estimated Closing Date Net Working Capital”) and (ii) the Closing Date Net Debt (the “Estimated Closing Date Net Debt”).

(b) The “Estimated Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Estimated Closing Date Net Working Capital, minus (ii) $43,500,000. If the Estimated Adjustment Amount is a positive number, then at the Closing, Acquiror shall pay to the Exchange Agent as part of the Funding Amount the Estimated Adjustment Amount for distribution to all holders of Holdings Common Stock and Options (including, for avoidance of doubt, the Rollover Holders) (all such holders, collectively, the

“Equity Participants”) pro rata in accordance with their respective Applicable Total Percentages net of withholding taxes, if applicable. If the Estimated Adjustment Amount is a negative number, the Exchange Agent shall pay to the Acquiror on the Closing Date from the Merger Consideration deposited with it, the amount to which the Equity Participants would otherwise be entitled and credit as to each Equity Participant an amount equal to (x) the absolute value of the Estimated Adjustment Amount multiplied by (y) such Equity Participant’s Applicable Total Percentage, and the amount to be received by such Equity Participant from the Exchange Agent pursuant to Section 1.3(e) shall be reduced by such amount.

1.6 Working Capital Adjustment.

(a) As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) calendar days thereof, Acquiror shall prepare and deliver to the Holder Representative (i) a consolidated balance sheet of Holdings and its consolidated Subsidiaries as of the Closing but not reflecting any impact of purchase accounting (the “Closing Balance Sheet”), (ii) a calculation of Net Working Capital (defined below) of Holdings and its consolidated Subsidiaries (“Closing Date Net Working Capital”) as set forth on the Closing Balance Sheet, and (iii) a calculation of Net Debt of Holdings and its consolidated Subsidiaries as of the Closing (the “Closing Date Net Debt”) as reflected on the Closing Balance Sheet. The Closing Balance Sheet shall be prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistent with the preparation of the Latest Audited Financial Statements, and shall fairly present the consolidated financial position of Holdings and its consolidated Subsidiaries as of the Closing. Following the Closing, Acquiror shall provide the Holder Representative and its accountants access to the records and employees of the Surviving Corporation and its Subsidiaries to the extent necessary for the review of the Closing Balance Sheet or the resolution of any dispute with respect thereto and shall cause the employees of the Surviving Corporation to cooperate with the Holder Representative and its accountants in connection with its review of the Closing Balance Sheet or the resolution of any dispute with respect to the Closing Balance Sheet. For purposes of this Agreement, “Net Working Capital” as of any date shall mean (i) the consolidated current assets (excluding (A) cash and cash equivalents (other than cash aboard the Vessels to the extent accrued as “prepaid advance masters”), (B) the current portion of any deferred Taxes) of Holdings and its consolidated Subsidiaries as of such date and (C) any account receivable accrued with respect to the “container royalty assessment” provided for in the Collective Bargaining Agreement with the ILA), minus (ii) the consolidated current liabilities (excluding (A) the current portion of Funded Debt, (B) the current portion of any deferred Taxes and (C) the current portion of any accrued “rolling stock” lease expense and any “vessel rent”) of Holdings and its consolidated Subsidiaries as of such date. For purposes of illustrating the calculation of Net Working Capital (including the exclusions therefrom included in the definition thereof), attached as Schedule 1.5 hereto is a calculation of the Net Working Capital of Holdings and its consolidated Subsidiaries as of March 21, 2004. For the avoidance of doubt, no asset or liability arising out of the termination of the Terminated Options and the payment of consideration therefore shall be included in the calculation of Net Working Capital or the Closing Date Net Debt including (x) any cash or cash equivalents withheld from any payment to the holders of Terminated Options in respect of any Taxes payable by such holder, (y) any liability to pay any amounts so withheld to the applicable Taxing authority or to pay the employer portion of any Taxes on account of any such payment of consideration (including Medicare and FICA), and (z) any Tax deduction on account of any such payment of consideration (whether reflected as a decrease in any Tax liability or an increase in any Tax asset).

(b) Upon delivery of the Closing Balance Sheet, Acquiror will use commercially reasonable efforts to provide the Holder Representative and its accountants access to the work papers used to prepare the Closing Balance Sheet, to the extent reasonably related to Holder Representative’s evaluation of the Closing Balance Sheet and the calculation of Closing Date Net Working Capital and the Closing Date Net Debt. If the Holder Representative disagrees with the calculation of Closing Date Net Working Capital and/or the Closing Date Net Debt, it shall notify Acquiror of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within thirty (30) days after its receipt of the Closing Balance Sheet. In the event that the Holder Representative does not provide such a notice of disagreement within such thirty (30) day period, the Holder Representative shall be deemed to have accepted the Closing Balance Sheet and the calculation of the Closing Date Net Working Capital and Closing Date Net Debt delivered by the Acquiror, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Acquiror and the Holder Representative shall use commercially reasonable efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of Closing Date Net Working Capital and/or the Closing Date Net Debt. If, at the end of such period, they are unable to resolve such disagreements, then KPMG LLP (or such other independent accounting firm of recognized national standing as may be mutually selected by Acquiror and the Holder Representative) (the “Auditor”) shall resolve any remaining disagreements. The Auditor shall determine as promptly as practicable, but in any event within thirty (30) days of the date on which such dispute is referred to the Auditor, whether the Closing Balance Sheet was prepared in accordance with the standards set forth in Section 1.6(a) and (only with respect to the remaining disagreements submitted to the Auditor) whether and to what extent (if any) Closing Date Net Working Capital and/or the Closing Date Net Debt requires adjustment. The fees and expenses of the Auditor shall be paid one-half by Acquiror and one-half by the Holder Representative as a Holder Allocable Expense pursuant to Section 1.6 hereof. The determination of the Auditor shall be final, conclusive and binding on the parties. The date on which Closing Date Net Working Capital and the Closing Date Net Debt is finally determined in accordance with this Section 1.5(b) is hereinafter referred as to the “Determination Date.”

(c) The “Adjustment Amount,” which may be positive or negative, shall mean (i) the Closing Date Net Working Capital, minus (ii) the Estimated Closing Date Net Working Capital minus (iii) the Closing Date Net Debt plus (iv) the Estimated Closing Date Net Debt.

(d) Notwithstanding the foregoing provisions of this ARTICLE I, on the Closing Date, $5,000,000 of the Funding Amount (the “Adjustment Escrow Amount”) less an amount equal to the sum of all the Applicable Percentages – Roll-Over/AFDS of all Equity Participants multiplied by the Adjustment Escrow Amount (such net amount, the “Net Adjustment Escrow Amount”) shall be paid to the Exchange Agent to be held in escrow pending determination of the Adjustment Amount. The Net Adjustment Escrow Amount shall be held and invested by the Exchange Agent as “Escrow Agent” in accordance with the terms of the Adjustment Escrow Agreement. Upon final determination of the Adjustment Amount in accordance with Section 1.6(b) hereof, each of Acquiror and Holder Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse the Net Adjustment Escrow Amount as set forth in this Section 1.6(d).

(i) If the Adjustment Amount is a positive number, then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, (A) the Escrow Agent shall pay to each holder of Common Shares and Terminated Options (each, an “Escrow Participant”) cash from the Net Adjustment Escrow Amount in an amount equal to the product of (I) such Escrow Participant’s Applicable Percentage – Non-Rollover/AFDS multiplied by (II) the Adjustment Amount, together with all interest earned on that portion of the Net Adjustment Escrow Amount, and (B) the Surviving Corporation shall, or shall cause Horizon Lines to, pay to the Escrow Participants cash in an amount equal to the product of (I) such Escrow Participant’s Applicable Percentage – Non-Rollover/AFDS multiplied by (II) the Adjustment Amount, together with interest thereon from the Closing Date to the date of payment at the rate of interest published in the “Money Rates” column of the Eastern Edition of The Wall Street Journal (on the average of such rates if more than one rate is indicated) on the Closing Date (the “Money Rates Rate”).

(ii) If the Adjustment Amount is a negative number, then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, (A) the Escrow Agent shall pay to Acquiror out of the Net Adjustment Escrow Amount an amount equal to (x) the sum of the Applicable Percentages – Non-Rollover/AFDS of all Equity Participants multiplied by (y) the absolute value of the Adjustment Amount, together with all interest earned on that portion of the Net Adjustment Escrow Amount, and (B) if the absolute value of the Adjustment Amount is less than the Adjustment Escrow Amount, the Escrow Agent shall pay to the Escrow Participants (pro rata, in accordance with their respective Applicable Percentages – Non-Rollover/Non-Rollover) the balance of the Net Adjustment Escrow Amount, together with any interest earned on that portion of the Net Adjustment Escrow Amount. Except as set forth in this Agreement, in no event shall the Holder Representative or any Escrow Participant have any liability under this Section 1.6(d) in excess of such Escrow Participant’s allocable share of the Net Adjustment Escrow Amount, plus all interest earned thereon. In no event shall Acquiror be entitled to payment pursuant to this Section 1.6(d) of any amount in excess of the Net Adjustment Escrow Amount, plus all interest earned thereon.

(e) Upon final determination of the Adjustment Amount in accordance with Section 1.6(b) hereof, all principal and interest payable under the Adjustment Notes shall become immediately due and shall be terminated as follows:

(i) If the Adjustment Amount is a positive number, then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, Acquiror shall reduce the amount of principal and interest payable under each Adjustment Note to zero so that no principal or interest is payable under each Adjustment Note; and the Surviving Corporation shall, or shall cause Horizon Lines to, pay to the Rollover

Holders (pro rata, in accordance with such holder’s respective Applicable Percentage – Rollover/Rollover), an amount equal to the sum of all the Applicable Percentages – Rollover/AFDS multiplied by the Adjustment Amount, together with interest thereon from the Closing Date to the date of payment at the Money Rates Rate.

(ii) If the Adjustment Amount is a negative number, then, promptly following the Determination Date, and in any event within five (5) Business Days of the Determination Date, (A) if the absolute value of the Adjustment Amount is less than the Adjustment Escrow Amount, Acquiror shall reduce the amount of principal payable under each Adjustment Note such that the principal and interest under such Adjustment Note outstanding immediately following such reduction shall be an amount equal to (I) the Applicable Percentage – Rollover/AFDS of the issuer of an Adjustment Note multiplied by (II) the absolute value of the Adjustment Amount and (B) if the absolute value of the Adjustment Amount is equal to or greater than the Adjustment Escrow Amount, the amount of principal and interest payable under the Adjustment Note shall not be modified in any manner. After adjustments to amounts of principal due under the Adjustment Notes are made in accordance with this Section 1.6(e)(ii), all principal and accrued interest payable attributable to such principal under the Adjustment Notes shall be immediately due and payable. Except as set forth in this Agreement, in no event shall any Rollover Holder have any liability under this Section 1.6(e) in excess of the original principal amount of such Rollover Holder’s Adjustment Note, plus the accrued interest due thereon. In no event shall Acquiror be entitled to payment pursuant to this Section 1.6(e) of any amount in excess of the Rollover Holder’s Adjustment Note, plus the accrued interest due thereon.

1.7 Holder Allocable Expenses. On the third Business Day prior to the Closing Date, the Holder Representative will provide to Acquiror an estimate (which estimate shall include such reserves as the Holder Representative determines in good faith to be reasonably appropriate for any Holder Allocable Expenses that are not then known or determinable) of the following fees and expenses that may be incurred by the Holder Representative on behalf of Holdings and the holders of the Common Shares and/or Options in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby: (i) the fees and disbursements of special outside counsel to Holdings and/or the Holding Representative incurred in connection with the transactions contemplated hereby, (ii) the fees and expenses of any other agents, advisors, consultants and experts employed by Holdings and/or the Holder Representative in connection with the Merger, (iii) any transaction fee payable to one or more Affiliates of the Holder Representative in connection with the Merger and (iv) the expenses of the Holder Representative incurred in such capacity (the “Holder Allocable Expenses”). On the Closing Date, the Surviving Corporation shall pay to the Holder Representative cash in the amount of such estimated Holder Allocable Expenses and the Holder Representative shall use such cash to pay the Holder Allocable Expenses. In no event will Acquiror, the Surviving Corporation or any of its Subsidiaries be responsible for payment of Holder Allocable Expenses in excess of the cash amounts paid to the Holder Representative by Acquiror under this Section 1.7.

1.8 Indemnification Escrow Amount. Notwithstanding the foregoing provisions of this ARTICLE I, on the Closing Date, an aggregate amount equal to $40,000,000 (the “Indemnification Escrow Amount”) less an amount equal to the sum of all the Applicable Percentages – Roll-Over/AFDS of all Equity Participants multiplied by the Indemnification Escrow Amount (such net amount, the “Net Indemnification Escrow Amount”) shall be paid to the Escrow Agent to be held in escrow in accordance with the terms of the Indemnification Escrow Agreement. The Net Indemnification Escrow Amount shall be held, invested and distributed in accordance with the terms of the Indemnification Escrow Agreement and in accordance with Article IX hereof. Any adjustments, payments or termination of Indemnification Notes shall be made in accordance with Article IX hereof.

1.9 Effective Time. The directors of Acquiror at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Holdings at the Effective Time, other than those who have resigned, shall, from and after the Effective Time, remain as the officers of the Surviving Corporation until their successors shall have been duly elected or appointed or until their earlier death, resignation or removal in accordance with the bylaws of the Surviving Corporation.

1.10 Post-Closing Payment. On the date that is 90 days after the Closing Date, Acquiror shall cause the Surviving Corporation or its Subsidiaries to pay to the Holder Representative by wire transfer of immediately available funds an amount in cash equal to $6,130,000 for distribution to the Escrow Participants and the Rollover Holders, pro rata in accordance with their respective Applicable Percentages – Non-Rollover/AFDS and Applicable Percentages – Rollover/AFDS.

1.11 Treatment of Certain Payments; Withholding. Notwithstanding the foregoing, any distributions to the holders of Options pursuant to this Agreement shall be net of the amount of any Taxes required to be withheld from such distributions under applicable law, and the amounts so withheld shall be paid over to the Surviving Corporation for payment by the Surviving Corporation to the applicable Governmental Authority as required by law. Any payment to or by (including any amounts distributed from the Net Indemnification Escrow Amount or the Net Adjustment Escrow Amount and any amounts payable under the Adjustment Notes or the Indemnification Notes) any holder of Holdings Common Stock or Options in that capacity under this Agreement shall be treated as an adjustment to the consideration given by the parties for income tax purposes.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF HOLDINGS

Holdings represents and warrants to Acquiror and Merger Sub as of the date of this Agreement as follows:

2.1 Corporate Organization of Holdings. Holdings has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. The copies of the Certificate of Incorporation and Bylaws of Holdings previously made available by Holdings to Acquiror are true, correct and complete. Holdings is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified as set forth on Schedule 2.1, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect. The minute books of Holdings and its Subsidiaries heretofore made available to the Acquiror are complete in all material respects and accurately reflect in all material respects all proceedings of the shareholders or members and directors and all committees of Holdings and its Subsidiaries to the extent applicable.

2.2 Corporate Organization of Subsidiaries. Set forth on Schedule 2.2 is a true and complete list of all Subsidiaries of Holdings. Each Subsidiary of Holdings has been duly formed and is validly existing under the laws of the State of Delaware and has the corporate or other organizational power and authority to own or lease its properties and to conduct its business as it is now being conducted. Holdings has previously provided to Acquiror copies of the organizational documents of all Subsidiaries of Holdings. Such copies are true, correct and complete in all material respects. Each Subsidiary of Holdings is duly licensed or qualified and in good standing as a foreign corporation or limited liability company in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified as set forth in Schedule 2.2, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect.

2.3 Due Authorization. (a) Except as set forth on Schedule 2.3(a), Holdings has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of Holdings, and, except for approval of this Agreement and the transactions contemplated hereby by the stockholders of Holdings in accordance with the DGCL, no other corporate proceeding on the part of Holdings is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Holdings and constitutes a legal, valid and binding obligation of Holdings, enforceable against Holdings in accordance with its terms, subject to (i) approval of this Agreement and the transactions contemplated hereby in accordance with the DGCL by the stockholders of Holdings and (ii) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative vote of the holders of a majority of the shares of Holdings Common Stock outstanding on the record date of such vote is the only vote of the holders of any class or series of the capital stock of Holdings necessary (under applicable law or otherwise) to approve this Agreement and the Merger and such affirmative vote is represented by a written consent of holders of Common Stock as set forth in the Voting Agreement. At the Effective Time, the Merger will be effective in accordance with the terms set forth herein.

2.4 No Conflict. Except as set forth in Schedule 2.4, the execution and delivery of this Agreement by Holdings and the consummation of the transactions contemplated hereby does not and will not violate (a) any material provision of, or result in the material breach of, any applicable law, rule or regulation of any governmental body, (b) the certificate of incorporation, bylaws or other organizational documents of Holdings or any of its Subsidiaries, or (c) any agreement, indenture or other instrument to which Holdings or any of its Subsidiaries is a party or by which Holdings or any of its Subsidiaries may be bound, or of any order, judgment or decree applicable to any of them, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien upon any of the properties or assets of Holdings or any of its Subsidiaries, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, acceleration, termination or creation of a Lien or result in a violation or revocation of any required license, permit or approval from any Governmental Authority or other third party, except to the extent that, in the case of the occurrence thereof under clause (c) above, such occurrence would not reasonably be expected to have a Material Adverse Effect or a material adverse effect on the ability of Holdings to enter into and perform its obligations under this Agreement.

2.5 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Holdings with respect to Holdings’ execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act or any similar foreign law, (ii) any consents under Contracts which are not Material Contracts and (iii) as otherwise disclosed in Schedule 2.5.

2.6 Capitalization of Holdings.

(a) The authorized capital stock of Holdings consists of 1,000,000 shares of Holdings Common Stock, of which, as of the date hereof, 800,000 shares of Holdings Common Stock are issued and outstanding. All of the issued and outstanding shares of Holdings Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. Schedule 2.6(a) sets forth a true and correct list of the record, and to the knowledge of Holdings, beneficial holders of shares of Holdings Common Stock as of the date hereof and the number of shares of Holdings Common Stock held by each of them. All issued and outstanding shares of Holdings Common Stock (x) are duly authorized, validly issued, fully paid and nonassessable, and are free of any preemptive or other similar rights and (y) were issued in compliance with all applicable laws, including federal and applicable state securities laws.

(b) Except as set forth on Schedule 2.6(b), Holdings has not granted any outstanding options, rights or other securities convertible into or exchangeable or exercisable for shares of Holdings Common Stock or other equity securities of Holdings, or made or entered into any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of Holdings Common Stock or other equity securities of Holdings, and there are no agreements of any kind which may obligate Holdings to issue, purchase, redeem or otherwise acquire any shares of Holdings Common Stock or other equity securities of Holdings.

(c) Except for the Voting Agreement and except as set forth on Schedule 2.6(c), there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to or concerning the purchase, sale or voting of the Holdings Common Stock to which Holdings or, to the knowledge of Holdings, any other Person is a party or by which Holdings or, to the knowledge of Holdings, any other Person is bound.

2.7 Capitalization of Subsidiaries. Schedule 2.7 sets forth the capitalization of each of the Subsidiaries of Holdings listed on Schedule 2.2, including (i) for each such Subsidiary that is a corporation, the number of shares of authorized capital stock, the par value of such stock, and the number of shares which are issued and outstanding for each such Subsidiary and held by Holdings or its Subsidiaries and each other record, and to the knowledge of Holdings, beneficial holder thereof and (ii) for each such Subsidiary that is a limited liability company a description of each class of membership interests that is authorized, and the number or percentage of such class of membership interests that are held by Holdings or its Subsidiaries and each other record, and to the knowledge of Holdings, beneficial holder thereof. The outstanding shares of capital stock or other equity securities of each Subsidiary of Holdings have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Schedule 2.7, Holdings or one or more of its Subsidiaries owns of record and beneficially all the issued and outstanding shares of capital stock or other equity securities of all of its Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 2.7 or in the LLC Agreement, there are no outstanding options, warrants, rights or other securities exercisable or exchangeable for any capital stock of any Subsidiary of Holdings, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of any capital stock of any Subsidiary of Holdings, or any agreements of any kind which may obligate any Subsidiary of Holdings to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

2.8 Financial Statements. Attached as Schedule 2.8 hereto are, as restated, (i) the audited consolidated balance sheet of CSX Lines, LLC (the predecessor of Horizon Lines) and its wholly-owned subsidiaries and the Domestic Liner Business of SL Service, Inc. (collectively, as described in the notes to the Audit Report thereon, the “Predecessor”) as of December 23, 2001, and the related consolidated statements of operations, changes in owner’s equity and cash flows of the Predecessor for the fiscal year ended December 23, 2001, together with the auditor’s report thereon (collectively, the “2001 Audited Financial Statements”), (ii) the audited consolidated balance sheet of the Predecessor (referred to in the audit report thereon as CSX Lines, LLC and its wholly-owned subsidiaries and the Domestic Liner Business of CSX Corporation) as of December 22, 2002 and February 26, 2003, and the related consolidated statements of operations, changes in owner’s equity and cash flows of the Predecessor for the fiscal year ended December 22, 2002 and for the period from December 23, 2002 to February 26, 2003, together with the auditor’s report thereon (collectively, with the 2001 Audited Financial Statements, the “Predecessor Audited Financial Statements”), (iii) the audited consolidated balance sheet of Holdings and its consolidated Subsidiaries as of December 21, 2003, and the related consolidated statements of operations, changes in owner’ equity and cash flows for the period from February 27, 2003 to December 21, 2003, together with the auditor’s report thereon (the “Latest Audited Financial Statements”, and together with the Predecessor Audited Financial Statements, the “Audited Financial Statements”), and (iv) the unaudited consolidated balance sheet of Holdings and its consolidated Subsidiaries as of March 21, 2004, and the related consolidated statements of operations, and cash flows for the period from December 22, 2003 to March 21, 2004 (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”). Except as set forth in the notes thereto or as disclosed in Schedule 2.8, the Financial Statements (including the footnotes thereto) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and fairly present in all material respects the consolidated financial condition, results of operations and changes in cash flows and stockholders equity of Holdings and its consolidated Subsidiaries (or the Predecessor as the case may be) as of the respective dates thereof and for the respective periods covered thereby, subject to, in the case of the Interim Financial Statements, normal recurring year-end adjustments and the absence of footnotes.

2.9 Undisclosed Liabilities. Except as set forth in Schedule 2.9, as of the date hereof, there is no liability and the transactions contemplated by this Agreement do not result in the creation of any, liability (whether absolute or contingent), debt (including an obligation in respect of a capital lease), or obligation of or claim against Holdings or its Subsidiaries of a type normally reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (i) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (ii) that have arisen since the date of the Interim Financial Statements in the ordinary course of the operation of business and consistent with past practice of Holdings and its Subsidiaries, or (iii) which individually, or combined with any series of related transactions would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, the parties agree that the following types of claims are “ordinary course” and therefore would not constitute a breach of the representation set forth in this Section 2.9 (w) cargo claims covered by insurance maintained by or on behalf of Holdings and/or its Subsidiaries (subject to deductibles and self-retention amounts), (x) workers compensation claims covered by insurance maintained by or on behalf of Holdings and/or its Subsidiaries (subject to deductibles and self-retention amounts), (y) employee claims for injuries under the Jones Act covered by insurance maintained by or on behalf of Holdings and/or its Subsidiaries (subject to deductibles and self-retention amounts) and (z) other third party claims covered by auto liability and general liability insurance policies or on behalf of Holdings and/or its Subsidiaries (subject to deductibles and self-retention amounts.

2.10 Litigation; Orders. Except as disclosed in Schedule 2.10, there are no lawsuits, actions, or administrative, arbitral or other proceedings, or to the knowledge of Holdings, investigations, before or by any Governmental Authority pending or, to the knowledge of Holdings, threatened against Holdings or its Subsidiaries except as would not reasonably be expected to have a Material Adverse Effect. Except as disclosed in Schedule 2.10, as of the date hereof there are no unsatisfied judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency, or by arbitration), outstanding and requiring payment in excess of $200,000 or any open injunction binding upon Holdings or any of its Subsidiaries.

2.11 Compliance with Laws. Except with respect to (i) matters set forth on Schedule 2.11, and (ii) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 2.23), Holdings and its Subsidiaries are in compliance with all laws (including rules and regulations thereunder) of federal, state, local and foreign governments (and all agencies thereof) applicable thereto, except where such instances of non-compliance as would not reasonably be expected to have a Material Adverse Effect.

2.12 Material Contracts. (a) Schedule 2.12(a) lists the following Contracts to which Holdings or any of its Subsidiaries are a party or by which any of them or their assets may be bound (the contracts described in (i) to (xi) below and Section 2.12(b) below, “Material Contracts”) in effect as of the date of this Agreement:

(i) each Vessel Lease;

(ii) each lease of personal property (other than Vessel Leases) with an annual base rental obligation of more than $500,000;

(iii) each note, mortgage, indenture and other obligation and agreement and other instrument for or relating to any lending or borrowing of Holdings or its Subsidiaries or to which any assets of Holdings or its Subsidiaries are subject (except with respect to any such lending or borrowing among Holdings and its Subsidiaries);

(iv) each acquisition and/or disposition agreement, including any option to acquire (other than by lease) or sell any assets or properties of any Person (other than the purchases or sales of inventory, fuel or supplies in the ordinary course of business) with a purchase price over $500,000 other than those contracts that have been fully performed;

(v) each joint venture agreement, partnership agreement, or limited liability company operating agreement or other agreements involving a sharing with any Person of profits, losses, costs or liabilities of the business activities of any other Person by Holdings or its Subsidiaries with such first Person (but excluding any agency agreement entered into in the ordinary course of business);

(vi) each Contract limiting in any way Holdings’ or its Subsidiaries’ ability to compete with any Person in any geographic location or any line of business;

(vii) each other Contract, other than Collective Bargaining Agreements or Contracts with customers of Holdings or its Subsidiaries for goods or services to be provided by Holdings or its Subsidiaries, which Holdings reasonably anticipates will involve future payment or payments by or to Holdings or its Subsidiaries in excess of $1,000,000 per year;

(viii) each employment agreement set forth on Schedule 2.13(b);

(ix) each Collective Bargaining Agreement set forth on Schedule 2.14;

(x) each Intellectual Property license agreement or Computer Software license agreement, involving annual license fees of more than $500,000; and

(xi) each material container interchange agreement.

(b) Schedule 2.12(b) sets forth the top 10 revenue-generating customer Contracts (without revealing the actual identity of any specific customer) or customer relationships for the fiscal year ended December 21, 2003 and the fiscal quarter ended March 21, 2004 for each of the Alaska, Hawaii/Guam, and Puerto Rico tradelanes in which Holdings and its Subsidiaries do business. Except as disclosed in Schedule 2.12(b), as of the date hereof, no senior officer of Holdings or its Subsidiaries has received any written communication from any customer listed on Schedule 2.12(b) of any intention to terminate or materially reduce purchases from Holdings or any of its Subsidiaries.

(c) With respect to each Material Contract, except as disclosed on Schedule 2.12(c) and except for such Material Contracts which expire by their terms on or prior to the Closing Date, and except for such Material Contracts as may be terminated or materially amended consistent with Section 4.1 after the date hereof, such Material Contracts are valid, binding and enforceable in all material respects and neither Holdings nor its relevant Subsidiary, nor, to the knowledge of Holdings, any other party thereto, is in breach thereof or default thereunder, and there does not exist under any provision thereof any event that, with the giving of notice or the lapse of time or both, would constitute such a breach or default, except (i) in each case where enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally and except where enforceability is subject to the application of equitable principles or remedies and (ii) as would not reasonably be expected to have a Material Adverse Effect. Holdings has prior to the execution of this Agreement made available to Acquiror or its representatives copies of all such Material Contracts which are true and complete in all material respects.

2.13 Employee Benefit Plans. (a) Definitions.

The following terms, when used in this Section 2.13, shall have the following meanings. Any of these terms may, unless the context otherwise requires, be used in the singular or the plural depending on the reference.

(i) Benefit Arrangement. “Benefit Arrangement” shall mean (i) any employment, consulting, severance, retention, change-in-control, or other similar agreement, arrangement or policy, whether or not written, and (ii) any employee benefit plan, arrangement or policy, including any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code, or any stock option, stock purchase, stock award, stock appreciation, phantom stock, deferred compensation, pension, retirement, post-retirement, savings, profit sharing, incentive, bonus, health insurance, life insurance, fringe benefit, disability, accident, vacation pay, holiday pay, sick pay, severance, employee loan or educational assistance, plan, arrangement, or policy, whether or not insured or self-insured, which (A) is not a Welfare Plan, Pension Plan or Multiemployer Plan, (B) is entered into, maintained, contributed to or required to be contributed to, as the case may be, by Holdings or any of its Subsidiaries, and

(C) covers any current or former employees, consultants, or directors of Holdings or any of its Subsidiaries or their beneficiaries or dependents (with respect to their relationship with any such entity).

(ii) Employee Plans. “Employee Plans” shall mean all Benefit Arrangements, Multiemployer Plans, Pension Plans and Welfare Plans.

(iii) ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(iv) ERISA Affiliate. “ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that is part of the same controlled group, or under common control with, or part of an affiliated service group that includes Holdings, within the meaning of Code Section 414(b), (c), (m), or (o) or ERISA Section 4001(a)(14).

(v) Multiemployer Plan. “Multiemployer Plan” shall mean any “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA, (A) to which Holdings or any of its Subsidiaries maintains, administers, contributes or is required to contribute and (B) which covers any current or former employees, consultants, or directors of Holdings or any of its Subsidiaries or their beneficiaries or dependents (with respect to their relationship with such entities).

(vi) PBGC. “PBGC” shall mean the Pension Benefit Guaranty Corporation.

(vii) Pension Plan. “Pension Plan” shall mean any “employee pension benefit plan” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan) (A) which Holdings or any of its Subsidiaries maintains, administers, contributes to or is required to contribute to and (B) which covers any current or former employees, consultants, or directors of Holdings or any of its Subsidiaries or their beneficiaries or dependents (with respect to their relationship with such entities).

(viii) Welfare Plan. “Welfare Plan” shall mean any “employee benefit plan” as defined in Section 3(3) of ERISA, (A) which Holdings or any of its Subsidiaries maintains, administers, contributes to or is required to contribute to, and (B) which covers any current or former employees, consultants, or directors of Holdings or any of its Subsidiaries or their beneficiaries or dependents (with respect to their relationship with such entities).

(b) Disclosure. Schedule 2.13 contains a complete and accurate list of all material Employee Plans which cover any current or former employees, consultants, or directors of Holdings or any of its Subsidiaries or their beneficiaries or dependents (with respect to their relationship with such entities).

(c) Representations.

(i) Except as set forth on Schedule 2.13(c), Holdings has delivered or made available to Acquiror complete and correct copies of each Employee Plan, or written summaries of any unwritten material Employee Plan, the only employee handbook applicable to employees of Holdings, which is the handbook for employees employed in the Dallas/Fort Worth Metropolitan area, and with respect to each Employee Plan (other than any Multiemployer Plan), if applicable, the current summary plan description, related trust agreements or insurance contracts, the latest Internal Revenue Service (IRS) determination letter (if any), the most recent annual financial statements (if any), the most recent annual reports on IRS Form 5500 (including all required schedules and accountant’s opinions) (if any), the most recent actuarial reports and the last three PBGC Forms 1 (and, if applicable, PBGC Forms 1ES) (if any).

(ii) Except as set forth on Schedule 2.13(c) or as would not reasonably be expected to have a Material Adverse Effect, each Employee Plan (other than any Multiemployer Plan) has been operated and administered in accordance with its terms, the terms of any applicable Collective Bargaining Agreement, and all applicable laws at all times during the six years immediately preceding the date of this Agreement.

(iii) Except as set forth on Schedule 2.13(c), each Pension Plan (and each Employee Plan maintained by Holdings for employees employed in Puerto Rico that would, if it were maintained for employees in the United States, be deemed to be a Pension Plan) and each related, respectively, trust agreement, annuity contract or other funding instrument has been determined by the Internal Revenue Service to be qualified and tax-exempt under the provisions of Sections 401(a) and 501(a) of the Code (or the Puerto Rico Internal Revenue Code, as applicable), or application for such determination has been made, and no event has occurred that would reasonably be expected to result in the plan failing to be so qualified.

(iv) To their knowledge, neither Holdings nor its Subsidiaries have any liability with respect to any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code to which any Welfare Plan or Pension Plan is subject. To their knowledge, neither Holdings nor its Subsidiaries have participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Welfare Plan or Pension Plan and neither Holdings nor its Subsidiaries have any unpaid civil penalty under Section 502(1) of ERISA.

(v) Except as set forth on Schedule 2.13(b), no Benefit Arrangement, Collective Bargaining Agreement, or Welfare Plan provides health, life insurance or other welfare benefits to retirees or other terminated employees of Holdings or any of its Subsidiaries, other than continuation coverage required by Section 4980B of the Code or Sections 601-608 of ERISA (“COBRA”).

(vi) Except as set forth on Schedule 2.13(b), Holdings does not maintain or contribute to any Pension Plan that is subject to Title IV of ERISA, and, to the knowledge of Holdings, Holdings has no outstanding liability with respect to any such plan previously maintained or contributed to by Holdings.

(vii) With respect to any “defined benefit plan”, within the meaning of Section 3(35) of ERISA maintained by Holdings or any of its Subsidiaries: (A) no liability to the PBGC has been incurred (other than for premiums not yet due) that has not been satisfied; (B) no “accumulated funding deficiency,” within the meaning of Section 302 of ERISA or Section 412 of the Code, whether or not waived, has been incurred; (C) to the knowledge of Holdings, no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by regulation or otherwise by the PBGC) has occurred within the last six years; and (D) no lien has arisen under ERISA or the Code, or is reasonably expected to arise, on the assets of Holdings and its Subsidiaries.

(viii) Except as set forth on Schedule 2.13(c), with respect to any Multiemployer Plan: (A) neither Holdings nor any of its Subsidiaries or ERISA Affiliates has incurred any withdrawal liability which has not been satisfied and there is no event or condition which is reasonably expected to occur that would cause Holdings or any of its Subsidiaries to incur any such withdrawal liability which would reasonably be expected to result in a Material Adverse Effect; (B) Holdings has timely made all contributions required by the terms of any Multiemployer Plan or any Collective Bargaining Agreement, (C) to the knowledge of Holdings, no such plan is in reorganization, within the meaning of Section 4241 of ERISA, is, or to the knowledge of Holdings is reasonably expected to become, insolvent within the meaning of Section 4245 of ERISA, is in the process of terminating, or is a party to any pending merger or transfer of assets and liabilities, (D) to the knowledge of Holdings, each such plan has been operated and administered in all material respects in accordance with its terms and all applicable laws at all times during the six years immediately preceding the date of this Agreement, and (E) to the knowledge of Holdings, no such plan has incurred any liability to the PBGC (other than for premiums not yet due) that has not been satisfied.

(ix) No Employee Plan (other than any Multiemployer Plan) is currently under governmental investigation or audit and, to the knowledge of Holdings, no such investigation or audit is contemplated or under consideration. To the knowledge of Holdings, except as set forth on Schedule 2.13(c)(ix), no Multiemployer Plan is currently under governmental investigation or audit and, to the knowledge of Holdings, no such investigation or audit is contemplated or under consideration.

(x) None of Holdings’ purposes for engaging in the transactions contemplated by this Agreement is for evasion of liability under Section 4069 of ERISA.

(xi) Except as otherwise set forth on Schedule 2.13(c)(xi), the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not materially increase any benefits or result in the acceleration or creation of any rights of any Person to benefits under any Employee Plans (including the acceleration of the vesting or exercisability of any stock options, the acceleration of the vesting of any restricted stock, the acceleration of the accrual or vesting of any benefits under Employee Plans or the acceleration or creation of any rights under any severance or change in control agreement). As of the Closing Date, no payment or benefit to be provided to any employee of Holdings or its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement, either alone or in combination with another reasonably expected event, would reasonably be expected to constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).

(xii) Except as would not reasonably be expected to result in a Material Adverse Effect, with respect to any Employee Plan, no event has occurred and no condition exists that would subject Holdings or its Subsidiaries, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Code Section 414(b), (c), (m) or (o)or ERISA Section 4001(a)(14)), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations.

2.14 Labor Relations. (a) Schedule 2.14 sets forth a list of each Collective Bargaining Agreement to which Holdings or any of its Subsidiaries is a party as of the date hereof applicable to employees of Holdings or any of its Subsidiaries. Holdings has delivered or made available to Acquiror a copy of each such Collective Bargaining Agreement which is complete and correct in all material respects. Except as would not reasonably be expected to have a Material Adverse Effect, each Collective Bargaining Agreement set forth on Schedule 2.14 has been administered by Holdings and its Subsidiaries in accordance with its terms and all applicable laws. To the knowledge of Holdings, no employee organizing efforts are pending with respect to nonunionized employees of Holdings or any of its Subsidiaries. Within the last three years, there has been no strike, work slowdown or other material labor dispute with respect to employees of Holdings or any of its Subsidiaries, nor, to the knowledge of Holdings, is any strike, work slowdown or other material labor dispute pending.

(b) Except as disclosed on Schedule 2.10, there are no grievances, arbitrations, or unfair labor practice, employment discrimination, immigration, equal pay, employee safety and health, or sexual harassment charges, complaints or claims (or other charges, complaints or claims related to employment practices) against Holdings or any of its Subsidiaries pending, or to the knowledge of Holdings, threatened, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) No event that would reasonably be expected to give rise to the requirement that notice be given to any employee of Holdings or any of its Subsidiaries under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2101, et. seq., has occurred during the 90-day period ending on the date hereof.

2.15 Taxes. (a) Holdings and its Subsidiaries and each affiliated group (within the meaning of Section 1504 of the Code) or consolidated, combined or unitary group (under state or local Tax law) of which Holdings or any of its Subsidiaries is or has been a member (each, an “Affiliated Group”) have timely filed all material federal, state, local and foreign returns, reports, statements and forms required to be filed under the Code or applicable state, local or foreign Tax laws (“Tax Returns”) except for those Tax Returns for which the time for filing has been validly extended.

(b) All Taxes required to be paid with respect to the periods covered by the Tax Returns have been paid in full. In the case of any period or portion thereof with respect to which a Tax Return has not yet been filed by Holdings, any Subsidiary of Holdings or any Affiliated Group, any Tax due in respect of such period or portion thereof has either been paid or will be accrued as a liability on the Closing Balance Sheet.

(c) No Tax liens have been filed and no claims are being asserted with respect to any Taxes of Holdings, any Subsidiary of Holdings or any Affiliated Group, and no examination, audit or inquiry is currently being conducted by any Taxing authority, including any examination, audit or inquiry which could result in a Tax liability for which Holdings or any of its Subsidiaries could be severally liable under Treasury Regulations § 1.1502-6 or any comparable state, local or foreign Tax provisions.

(d) Holdings and each of its Subsidiaries has withheld and paid over to the proper taxing authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(e) Holdings and each of its Subsidiaries have not been included in any affiliated, combined, consolidated or unitary groups for federal, state or local income Tax purposes.

(f) There are no outstanding waivers of or consents to extend the statute of limitations with respect to any Taxes or Tax Returns of Holdings, any Subsidiary of Holdings or any Affiliated Group.

(g) Neither Holdings nor any of its Subsidiaries are a party to any agreement or understanding providing for the allocation or sharing of Taxes other than with respect to each other.

(h) Neither Holdings nor any of its Subsidiaries are required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Holdings or any of its Subsidiaries and the Internal Revenue Service has not proposed in writing any such adjustment or change in accounting method.

(i) Neither Holdings nor any of its Subsidiaries have filed with respect to any item a disclosure statement pursuant to Section 6662 of the Code or any comparable disclosure with respect to foreign, state and/or local Tax statutes.

(j) There have been no federal income Tax audits that have ended within three years of the date of this Agreement that have been completed by the Internal Revenue Service.

(k) None of the assets and properties of Holdings or its Subsidiaries is an asset or property that Acquiror or any of its Affiliates is or will be required to treat as being (i) owned by any other Person pursuant to the provisions of Section 168(f)(8) of the Code as amended, and in effect immediately before the enactment of the Tax Reform Act of 1986, or (ii) tax-exempt use property within the meaning of Section 168(h)(l) of the Code.

The representations in this Section 2.15 are to be construed in all cases to be limited with respect to the time as to which they speak to any period of time that began on or after February 28, 2003 including, without limitation, in the case of any taxable period that includes but does not end on February 27, 2003, the portion of any such taxable period that begins on February 28, 2003 and ends on the last day of such taxable period.

2.16 Brokers’ Fees. Except for the fees described on Schedule 2.16 (which fees shall be paid by the Holder Representative as a Holder Allocable Expense), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements or agreements made by or on behalf of Holdings, its Subsidiaries, or their Affiliates.

2.17 Insurance. Schedule 2.17 contains a summary description as of the date hereof of all policies or binders of insurance maintained by Holdings and its Subsidiaries or of which any of them are a named insured (including, property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by Holdings or its Subsidiaries, but excluding insurance policies providing benefits under any Employee Plan) showing the insurance company, insured and other parties, type and amount of coverage and deductibles and the aggregate limit of the insurer’s liability, under such insurance policies covering Holdings and its Subsidiaries and their owned or leased properties or employees. Neither Holdings nor any of its Subsidiaries has received any written notice of cancellation or nonrenewal of any such insurance policy or of any policy of insurance providing benefits under an Employee Plan. Neither Holdings, nor any of its Subsidiaries has received (i) any written notice of cancellation as of the date hereof of any policy of insurance listed on Schedule 2.17 or of any policy of insurance providing benefits under an Employee Plan, (ii) any written notice that any issuer of such insurance policy or of any policy of insurance providing benefits under an Employee Plan has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidation or has been liquidated, (iii) any written notice that the policy limits with respect to any such insurance policy or of any policy of insurance providing benefits under an Employee Plan have been, or will be, reduced from the amount set forth on Schedule 2.17 (or with respect to policies of insurance providing benefits under an Employee Plan, as stated in such insurance policies), or (iv) any other written notice that such insurance policy or of any policy of insurance providing benefits under an Employee Plan is no longer in full force or effect in all material respects or that the issuer of any such insurance policy is no longer willing or able to perform its obligations thereunder in all material respects. True, correct and complete copies of such insurance policies as in effect on the date hereof have been made available to Acquiror or its representatives. To the knowledge of Holdings, except for the claim described in clause (ii) of the definition of Seller Matter, there is no pending or threatened claim against Holdings or its Subsidiaries that would have been covered under the Excess Liability Policy (Non-Marine Automobile and General Liability) Policy Number - AUC37806571 issued by American Guarantee & Liability Insurance Co. Since February 27, 2003, no policy of insurance maintained by Holdings or its Subsidiaries with respect to claims or occurrences after such date has lapsed or been terminated, unless a replacement policy was obtained with an effective date on or before the date of termination of such first policy.

2.18 Licenses. Schedule 2.18 includes all material licenses, permits, franchises, consents, approvals, registrations and other authorizations of any Government Authority (other than constitutive documents) possessed by or granted to Holdings or its Subsidiaries which are necessary or used in the operation of its business as of the date hereof (the “Holdings Licenses”). All such licenses, franchises and other permits are in full force and effect and there are no proceedings pending or, to the knowledge of Holdings, threatened that seek the revocation, cancellation, suspension or adverse modification thereof, except to the extent such revocation, cancellation, suspension or adverse modification would not reasonably be expected to have a Material Adverse Effect. Such licenses, approvals, consents, franchises and permits constitute all of the material licenses, approvals, consents, franchises and permits necessary to permit Holdings and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of Holdings and its Subsidiaries as currently conducted.

2.19 Machinery and Equipment, etc. During the period from and after the date of the Latest Audited Financial Statements to the date hereof, neither Holdings nor any of its Subsidiaries has sold or otherwise disposed of any machinery, equipment or other fixed assets owned by any of them other than (i) such machinery, equipment and other fixed assets as are set forth on Schedule 2.19, (ii) machinery, equipment and other fixed assets that are obsolete or otherwise at the end of their useful life that individually or in the aggregate have a combined fair value of less than $500,000 and (iii) machinery, equipment and other fixed assets that individually or in the aggregate, have a combined fair value of less than $500,000. Holdings or one of its Subsidiaries owns and has good title to all material machinery, equipment and other tangible property reflected on the books of Holdings and its consolidated Subsidiaries as owned by Holdings or its consolidated Subsidiaries (the “Machinery and Equipment”), free and clear of all Liens other than Permitted Liens. The Machinery and Equipment, taken as a whole, is suitable for the purposes for which it is presently used.

2.20 Vessels.

(a) Schedule 2.20(a) lists all Vessels owned, chartered, subchartered or operated by Holdings or its Subsidiaries, setting forth, for each such Vessel, its (i) name,

(ii) owner, (iii) the arrangements (including intercompany arrangements) pursuant to which such Vessel is chartered, subchartered or operated by Holdings or its Subsidiaries, (iv) official number and call sign, (v) registration and flag, (vi) TEU capacity as of the date hereof, (vii) Vessel type, (viii) class description, (ix) name of classification society, (x) shipyard and year in which the Vessel was constructed, (xi) date of the Vessel’s last special survey as of the date hereof, (xii) date of the Vessel’s last drydocking as of the date hereof, (xiii) the scheduled date of the Vessel’s next drydocking for purposes of the next scheduled special survey as of the date hereof and (xiv) Vessel Leases; and Holdings shall provide, at Closing, such information for Vessels, if any, acquired, chartered, subchartered or operated in the period between the date hereof and the Closing Date. No Vessel Leases are subject to any time charters, voyage charters or contracts of affreightment.

(b) Except as set forth on Schedule 2.20(b), as of the date hereof, each of the Vessels: (i) is free and clear of all Liens, other than Permitted Liens; (ii) is adequate and suitable for use by Holdings or its Subsidiaries in their business as presently conducted by it in all material respects, ordinary wear and tear and depreciation excepted; (iii) is seaworthy in all material respects for hull and machinery insurance warranty purposes; (iv) is insured in accordance in all material respects with each of the arrangements pursuant to which the Vessel is chartered, subchartered or operated by Holdings or its Subsidiaries as set forth in Schedule 2.20(a); (v) is in compliance in all material respects with all bareboat charters and all mortgages covering such Vessels; (vi) is in compliance in all material respects with all material maritime Laws as are applicable to vessels documented under U.S. flag and operated in the manner operated by Holdings or its Subsidiaries in accordance with past practice; and (vii) is, assuming that the relevant owner participant and the relevant owner trustee are coastwise trade citizens within the meaning of Section 2 of the Shipping Act, 1916, as amended, 46 U.S.C. App. § 802, properly documented and is in compliance in all material respects with the requirements of its present class and classification society as set forth on Schedule 2.20(a). Except as set forth in Schedule 2.20(b), as of the date hereof, all class certificates and national and international certificates of the Vessels are clean and valid and free of recommendations affecting class. Holdings has made available to Acquiror true and complete copies, in all material respects, of all outstanding Notices of Merchant Marine Inspection Requirements (Forms CG-835), if any, or any equivalent notices received under any alternate compliance program established by the United States Coast Guard or the American Bureau of Shipping for each Vessel listed on Schedule 2.20(a) that are, to the knowledge of Holdings, in Holdings’ possession as of the date hereof. Subject to confirmation from MarAd, Schedule 2.20(b) lists those Vessels that are subject to the restrictions of the Capital Construction Fund Program and the construction differential subsidy program, each established under the Merchant Marine Act of 1936, as amended, but which do not restrict, in any material respect, the use of the Vessels by Holdings or its Subsidiaries in its business as presently conducted. Holdings and its Subsidiaries are in compliance in all material respects with the requirements of the construction differential subsidy contracts set forth in Schedule 2.20(b) (the “CDS Contracts”) with respect to each of the Vessels Horizon Enterprise, Horizon Pacific, Horizon Reliance and Horizon Spirit.

2.21 Real Property. Neither Holdings nor any of its Subsidiaries owns any real property. Schedule 2.21 lists all real property leased or subleased by Holdings or its Subsidiaries as lessee or lessor (the “Leased Real Property”) as of the date hereof for which the annual rental obligation for the 2004 fiscal year exceeds $250,000. Except as would not reasonably be expected to have a Material Adverse Effect, (i) each Leased Real Property is possessed and quietly occupied by Holdings and/or its Subsidiaries pursuant to a lease or sublease (each, a “Real Property Lease”) and each such Real Property Lease is in effect and creates a valid and binding leasehold interest in the Leased Real Property in favor of Holdings or one of its Subsidiaries, free and clear of all Liens except for Permitted Liens; (ii) neither Holdings nor its Subsidiaries, nor, to the knowledge of Holdings, any other party thereto is in breach of or default or alleged to be in default under any Real Property Lease, and, to the knowledge of Holdings, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or the permit termination, cancellation or adverse modification thereof or the acceleration of any rights of the lessor thereunder; (iii) to the Knowledge of Holdings, the present use by Holdings or any of its Subsidiaries of each Leased Real Property complies with all zoning, building, land use and other Laws applicable to or affecting in any way such Leased Real Property; and (iv) the material improvements located on the Leased Real Property are, in the aggregate, in a state of good condition and repair (ordinary wear and tear excepted). There are no leases, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, to use or occupy any of the Leased Real Property other than those entered into in the ordinary course of business or that do not materially or adversely impact the use of the Leased Real Property by Holdings or any of its Subsidiaries as currently used.

2.22 Intellectual Property.

(a) Schedule 2.22 lists each material patent, registered trademark, service mark or trade name, registered copyright or mask work, and applications for any of the foregoing (collectively, the “Registered IP”) owned or licensed by Holdings or any of its Subsidiaries. All Intellectual Property and all Computer Software, owned or licensed by Holdings or any of its Subsidiaries is valid, subsisting and enforceable except as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 2.22, to the knowledge of Holdings, (i) Holdings or one of its Subsidiaries has good title to each item of Intellectual Property and Computer Software owned by it, free and clear of any Lien other than Permitted Liens, and (ii) Holdings or one of its Subsidiaries owns or has the right to use pursuant to license, sublicense, agreement or permission all items of Intellectual Property used in the operation of the business of Holdings and its Subsidiaries, as presently conducted, except where the failure to have such rights would not reasonably be expected to have a Material Adverse Effect.

(b) The Intellectual Property owned or licensed by Holdings or any of its subsidiaries and the use thereof by Holdings or any of its Subsidiaries does not infringe on or violate the Intellectual Property rights of any third parties except as would not reasonably be expected to have a Material Adverse Effect.

(c) Holdings and each of its Subsidiaries has timely made all filings, payments and ownership recordations with the appropriate foreign and domestic agencies required to maintain in subsistence all Registered IP owned by Holdings or any of its Subsidiaries except as would not reasonably be expected to have a Material Adverse Effect.

2.23 Environmental Matters. Except as set forth on Schedule 2.23, (i) Holdings and its Subsidiaries are in compliance with all Environmental Laws except as would not reasonably be expected to have a Material Adverse Effect, (ii) neither Holdings nor any of its Subsidiaries has any liability under any Environmental Law except as would not reasonably be expected to have a Material Adverse Effect, (iii) no written notices of any material violation or alleged material violation of any Environmental Law relating to the operations or properties of Holdings or any of its Subsidiaries have been received by Holdings or any of its Subsidiaries, (iv) there are no pending, or to the knowledge of Holdings threatened, Environmental Claims against Holdings or its Subsidiaries, and to the knowledge of Holdings, any predecessor in interest, nor does Holdings have any knowledge of any pending investigation by any Governmental Authority with respect to any violation of Environmental Law by Holdings or any of its Subsidiaries; (v) to the knowledge of Holdings, no Environmental Claims have been asserted against any facilities that may have received Hazardous Materials generated by Horizon Lines or its Subsidiaries or, to the knowledge of Holdings, any predecessor in interest; and (vi) there has been no Release at any of the properties owned or operated by Horizon Lines or its Subsidiaries or, to the knowledge of Holdings, any predecessor in interest. For the purposes of the representations made in this Section 2.23, SL Service, Inc. and its Affiliates shall be considered a predecessor in interest only to the extent of their respective operations in Hawaii, Guam, Puerto Rico and Alaska.

2.24 Affiliate Transactions. Except as set forth on Schedule 2.24, neither Holdings nor any of its Subsidiaries is a party to any agreement, contract, commitment or transaction with (i) Carlyle-Horizon Partners, L.P., a Delaware limited partnership, or (ii) with any Affiliate of TC Group.

2.25 Sufficiency and Condition of Assets. The assets of Holdings and its Subsidiaries (whether real or personal, tangible or intangible) (i) if owned, are free and clear of any and all Liens other than Permitted Liens, (ii) are sufficient to conduct the business as presently conducted as of the date hereof by the Holdings and its Subsidiaries in all material respects and (iii) are, in the aggregate, in adequate condition, ordinary wear and tear excepted, to conduct the business as presently conducted as of the date hereof, by the Holdings and its Subsidiaries in all material respects.

2.26 CSX Transactions. Except as set forth on Schedule 2.26, (i) neither Holdings nor any of its Subsidiaries is a party to any Contract providing for the payment or guarantee of more than $50,000 per year with CSX Corporation or any of its Subsidiaries (ii) neither CSX Corporation nor any of its Subsidiaries has issued any guarantees in respect of any obligations of Holdings or any of its Subsidiaries or in respect of any of the Vessels (or any related charter, subcharter or financing arrangements) and (iii) there have been no issuances of letters of credit at the request of Holdings or its Subsidiaries in favor of CSX Corporation or any of its Subsidiaries.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub represent and warrant to Holdings as of the date of this Agreement as follows:

3.1 Corporate Organization. Each of Acquiror and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own or lease its properties and to conduct its business as it is now being conducted. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on the ability of Acquiror or Merger Sub to enter into this Agreement or consummate the transactions contemplated hereby.

3.2 Due Authorization. Each of Acquiror and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Boards of Directors of Acquiror and Merger Sub and approved by the stockholder of Merger Sub, and no other corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by each of Acquiror and Merger Sub and this Agreement constitutes a valid and binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

3.3 No Conflict. The execution and delivery of this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby do not and will not violate any provision of, or result in the breach of any applicable law, rule or regulation of any governmental body, the certificate of incorporation, bylaws or other organizational documents of Acquiror and Merger Sub, or any agreement, indenture or other instrument to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or of any order, judgment or decree applicable to Acquiror or Merger Sub, or terminate or result in the termination of any such agreement, indenture or instrument, or result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, acceleration, termination or creation of a Lien, except to the extent that the occurrence of the foregoing would not reasonably be expected to have a Material Adverse Effect on the ability of Acquiror and Merger Sub to enter into and perform their obligations under this Agreement.

3.4 Litigation and Proceedings. There are no lawsuits, actions, suits, claims or other proceedings at law or in equity, or, to the knowledge of Acquiror, investigations, pending before or by any Governmental Authority or, to the knowledge of Acquiror, threatened, against

Acquiror or Merger Sub which, if determined adversely, could reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement. There is no unsatisfied judgment or any open injunction binding upon Acquiror or Merger Sub which could reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement.

3.5 Governmental Authorities: Consents. Assuming the truth and completeness of the representations and warranties of Holdings contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any governmental authority or other third party is required on the part of Acquiror or Merger Sub with respect to Acquiror or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act and (ii) any required approvals of MarAd.

3.6 Financial Ability. Attached as Schedule 3.6 is a true and correct copy of a commitment letter from, and copies of related provisions of certain other agreements with, (collectively, the “Financing Letter”) certain institutional lenders (such Persons being collectively referred to as the “Merger Lender”) with respect to secured debt facilities and bridge financing for the transactions contemplated hereby (the “Financing Transactions”) and, subject to receipt of the debt financing contemplated by the Financing Letter, Acquiror and Merger Sub will have at the Closing funds in an aggregate amount sufficient to satisfy its obligations hereunder and to pay all transaction fees and expenses in connection with such transaction and the financing thereof.

3.7 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements or agreements made by or on behalf of Acquiror or any of its Affiliates.

3.8 No Outside Reliance. Notwithstanding anything contained in this ARTICLE III or any other provision hereof, it is the explicit intent of each Party that Holdings is not making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement, including any implied warranty or representation as to condition, seaworthiness, roadworthiness, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Holdings or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules hereto or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “offering memorandum,” “data room” or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of Horizon Lines, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any Vessels, inventory, equipment, vehicles, assets, properties and business of Holdings and its Subsidiaries are furnished “as is”, “where is” and subject to the representations and warranties contained in ARTICLE II, with all faults and without any other representation or warranty of any nature whatsoever.

3.9 Acquisition of Interests for Investment. Acquiror has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in this Merger. Acquiror confirms that Holdings has made available to Acquiror and Acquiror’s agents the opportunity to ask questions of the officers and management employees of Holdings and its Subsidiaries as well as access to the documents, information and records of Holdings and of its Subsidiaries and to acquire additional information about the business and financial condition of Holdings and its Subsidiaries, and Acquiror confirms that it has made an independent investigation, analysis and evaluation of Holdings and its Subsidiaries and their respective properties, assets, business, financial condition, documents, information and records. Acquiror is acquiring the stock of the Surviving Corporation for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling common stock of the Surviving Corporation, in violation of applicable securities laws. Acquiror understands and agrees that common stock of the Surviving Corporation may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under such Act, and without compliance with state, local and foreign securities laws, in each case, to the extent applicable.

3.10 Qualification. Acquiror is, as of the date hereof, a “citizen of the United States” within the meaning of Section 2(a) of the Shipping Act, 1916, as amended, 46 U.S.C. App. § 802, and as of the Closing Date, Acquiror will be a “citizen of the United States” within the meaning of Section 2 of the Shipping Act, 1916, as amended, 46 U.S.C. App. § 802, specifically including subsection (c) of such section, qualified to own and operate vessels in the coastwise trade of the United States.

ARTICLE IV.

COVENANTS OF HOLDINGS

4.1 Conduct of Business. From the date hereof through the Closing, Holdings shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement, or as consented to by Acquiror (which consent will not be unreasonably withheld or delayed), operate its Business in the ordinary course and substantially in accordance with past practice and will use commercially reasonable efforts not to take any action inconsistent with this Agreement. Without limiting the generality of the foregoing, except as set forth on Schedule 4.1 or consented to by Acquiror (which consent shall not be unreasonably withheld or delayed), Holdings shall not, and Holdings shall cause its Subsidiaries not to, except as specifically contemplated by this Agreement:

(a) change or amend the certificate of incorporation, bylaws or other organizational documents of Holdings or its Subsidiaries, except as otherwise required by law; provided that Delian Holdings, L.L.C. shall change or amend its organizational documents prior to the Closing for the sole purpose of changing its name to “HLH, LLC”;

(b) make or declare any dividend or distribution to the shareholders of Holdings, or set aside any funds for the purpose thereof;

(c) sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties except in the ordinary course of business;

(d) except as otherwise required by law or by an existing Employee Plan or Collective Bargaining Agreement, (i) take any action with respect to the grant of any severance, termination, retention, or change in control payment (other than as required by policies, agreements, and Employee Plans of Holdings or its Subsidiaries in effect on the date hereof) which will become due and payable on or after the Closing Date; (ii) make any change in the key management structure of Holdings or its Subsidiaries, including the hiring of additional officers, directors or key management employees (with an annual base compensation of $150,000 or above), or the termination of existing officers, directors or key management employees (with an annual base compensation of $150,000 or above), or (iii) except in the ordinary course of business, adopt, enter into or amend in any material respect any Employee Plan;

(e) without prior consultation with Acquiror, enter into, change, amend or renegotiate any Collective Bargaining Agreement or any other union or labor agreement that would, if in existence as of the date hereof, constitute a Collective Bargaining Agreement;

(f) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire any material portion of the assets or business of any corporation, partnership, association, joint venture or other business organization or division thereof;

(g) change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any material Tax claim or assessment, surrender any right to claim a material Tax refund, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment; provided, however, that prior to making or permitting to be made any election that would reasonably be expected to materially increase the Tax liability of Holdings, any Subsidiary of Holdings or Acquiror in any taxable period after the Closing Date (compared to the Tax liability that would be incurred if no such election were made or a different election were made), Holdings shall notify Acquiror of its intention to make or permit to be made such election, and, in the event that Acquiror so requests in writing within five (5) Business Days thereafter, shall not make such election so long as Acquiror (i) acknowledges and agrees in such written notice that any increase in Tax that results from the failure to make such election shall not be taken into account in the Closing Balance Sheet and shall not be eligible to be indemnified under Section 9.2(a) hereof and (ii) indemnifies the holders of Common Shares from and against any increase in Tax that results from the failure to make such election in a manner acceptable to the Holder Representative in its sole and absolute discretion;

(h) except for intercompany Indebtedness between Holdings and any of its Subsidiaries or between any Subsidiaries of Holdings, (i) guarantee any Indebtedness or (ii) make any loans, advances or capital contributions to, or investments in, any other Person other than extensions of credit to officers and employees for travel, business or relocation expenses;

(i) agree to make any new capital expenditures after the Closing Date which in the aggregate are in excess of 110% of the remaining amounts set forth on the capital budget attached as Appendix 5 to Schedule 4.1;

(j) fail to make capital expenditures in the ordinary course of business and on a basis substantially consistent with the capital budget for Holdings and its Subsidiaries attached as Appendix 5 to Schedule 4.1;

(k) except for renewals or terminations of agreements upon their expiration, Holdings and its Subsidiaries will not enter into, terminate or materially and adversely amend any Material Contract or any new capital construction fund agreement (except as contemplated in Section 5.6) other than any (i) sales representative or agency contract which is terminable on three months or less notice or pursuant to which Holdings has made payments or expects to make payments during any calendar year of no more than $250,000; (ii) any lease of personal property (other than Vessel Leases) not in excess of $250,000 per annum; (iii) any real property license agreement which does not materially and adversely affect the use of such property by Holdings and its Subsidiaries; (iv) any intellectual property license agreement to which Horizon Services Group, LLC is a party; (v) any container interchange agreement; (vi) any customer contract; or (vii) any material acquisition and/or disposition agreement not in excess of $250,000 individually or in a series of related transactions in each case entered into in the ordinary course of business;

(l) make any material change to its accounting methods, principles or practices, except as may be required by applicable generally accepted accounting principles;

(m) fail to use commercially reasonable efforts (i) to preserve substantially intact Holdings’ and its Subsidiaries’ present business organization or (ii) to preserve the present relationships of Holdings and its Subsidiaries with customers, suppliers, unions and others having significant business dealings with them;

(n) fail to use commercially reasonable efforts to maintain the Vessels and other material assets of the Business in their current physical condition, except for ordinary wear and tear and damage;

(o) revalue any portion of its assets, properties or businesses other than any write-down or write-off of the value of any current asset;

(p) change any Subsidiary’s authorized or issued capital securities; grant any option or right to purchase securities of any Subsidiary; issue any security convertible into such capital securities; or purchase, redeem, retire or otherwise acquire any shares of any such capital stock or amend the organization documents of any Subsidiary;

(q) adopt a plan of liquidation or approve resolutions providing for the liquidation, dissolution, merger, consolidation or other reorganization of Holdings or any of its Subsidiaries (other than the transactions contemplated hereby);

(r) settle any threatened or pending action, suit, proceeding or claim against Holdings or any of its Subsidiaries involving payments by any of them after the Closing Date in excess of $500,000 in the aggregate;

(s) waive or cancel any debt or material right, claim or privilege other than in the ordinary course of business;

(t) fail to maintain any insurance policies in effect as of the date hereof, other than renewals or the entry into replacement polices providing substantially similar levels of coverage; or

(u) enter into any agreement, or otherwise become obligated, to do any action prohibited hereunder.

4.2 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Holdings or its Subsidiaries by third-parties that may be in Holdings’ or its Subsidiaries’ possession from time to time, Holdings shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access, during normal business hours, to all of their respective properties, books, contracts, commitments, tax returns, records and senior management of Holdings and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of Holdings and its Subsidiaries as they may reasonably request. Without limiting the foregoing, in the event that the Closing has not occurred on or prior to August 1, 2004, Holdings shall promptly provide to Acquiror a consolidated balance sheet of Holdings and its consolidated Subsidiaries as of the end of Holdings’ June 2004 fiscal month and consolidated statements of income, cash flows and changes in stockholders equity of Holdings and its consolidated Subsidiaries for the six month period then ended.

4.3 HSR Act and MarAd Approvals. (a) In connection with the transactions contemplated by this Agreement, Holdings shall (and, to the extent required, shall cause its Affiliates to) (i) promptly make or cause to be made the filings, if any, required of such party under the HSR Act and any other Antitrust Laws or by MarAd with respect to the transactions contemplated by this Agreement, (ii) comply at the earliest practicable date with any request under the HSR Act, or such other Antitrust Laws by MarAd for additional information, documents, or other material received by such party or any of its Affiliates from the Federal Trade Commission or the Department of Justice or any other Governmental Authority in respect of such filings or the transactions contemplated hereby, and (iii) cooperate with Acquiror in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to such filing or the transactions contemplated hereby. Holdings shall (and, to the extent required, shall cause its Affiliates to) promptly inform Acquiror of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Authority regarding any such filings or the transactions contemplated hereby.

(b) Holdings shall (and, to the extent required, shall cause its Affiliates to) use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions provided for in this Agreement under the Antitrust Laws. In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging the transactions provided for in this Agreement as violative of any Antitrust Law, Holding shall (and, to the extent required, shall cause its Affiliates to) cooperate and use commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated hereby. Holdings shall (and, to the extent required, shall cause its Affiliates to) use commercially reasonable efforts to cause the expiration of the waiting or notice periods under the HSR Act or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as possible after the execution of this Agreement.

(c) Holdings shall be responsible for, and pay one-half of, all filing fees payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement.

4.4 No Solicitations. From the date hereof through the Closing, Holdings shall not, and shall not permit any of its Subsidiaries or any of its Affiliates, officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person or group of Persons (other than Acquiror, Merger Sub or any of their respective Affiliates) or enter into any agreement concerning any merger, sale of assets, sale of shares of capital stock or similar transactions involving Holdings or any of its Subsidiaries (each an “Acquisition Proposal”). Holdings will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

4.5 Redemption. Promptly following the date hereof, and in any event within ten (10) Business Days hereafter, Holdings shall cause Horizon Lines to deliver a written notice in accordance with Section 8.4 of the LLC Agreement to the holders of the Senior Preferred Units and the Common Units (other than Holdings and Delian Holdings, L.L.C.) of Horizon Lines’ intention to redeem such Senior Preferred Units and Common Units on the Closing Date, which redemption shall be conditioned upon the occurrence of the Closing.

4.6 Union Notification. Holdings or its Subsidiaries shall provide written notice of the existence of the transactions contemplated by this Agreement in accordance with, and solely to the extent required by, the terms of any Collective Bargaining Agreement to which Holdings or its Subsidiaries is a party.

4.7 Financing. Holdings and its Subsidiaries shall use commercially reasonable efforts (at Acquiror’s sole cost and expense with respect to any out-of-pocket expenses) to assist Acquiror in connection with transactions undertaken by Acquiror to finance the transactions contemplated by this Agreement, including causing the management and the accountants of Holdings and its Subsidiaries to assist in any necessary document preparation.

ARTICLE V.

COVENANTS OF ACQUIROR

5.1 HSR Act and MarAd Approvals.

(a) In connection with the transactions contemplated by this Agreement, Acquiror shall (i) promptly make or cause to be made the filings, if any, required of such party under the HSR Act and any other Antitrust Laws or by MarAd with respect to the transactions contemplated by this Agreement, (ii) comply at the earliest practicable date with any request under the HSR Act, or such other Antitrust Laws by MarAd for additional information, documents, or other material received by such party or any of its Affiliates from the Federal Trade Commission or the Department of Justice or any other Governmental Authority in respect of such filings or the transactions contemplated hereby, and (iii) cooperate with Holdings in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to such filing or the transactions contemplated hereby. Acquiror shall promptly inform Holdings of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Authority regarding any such filings or the transactions contemplated hereby.

(b) Acquiror shall use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions provided for in this Agreement under the Antitrust Laws. In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging the transactions provided for in this Agreement as violative of any Antitrust Law, Acquiror shall cooperate and use commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated hereby. Acquiror shall use commercially reasonable efforts to take such action as may be required to cause the expiration of the waiting or notice periods under the HSR Act or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as possible after the execution of this Agreement.

(c) Acquiror shall be responsible for, and pay one-half of, all filing fees payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement.

5.2 Indemnification and Insurance.

(a) From and after the Effective Time of the Merger, Acquiror agrees that it will cause the Surviving Corporation to continue to indemnify and hold harmless each present and former director and officer of Holdings or its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time of the Merger, whether asserted or claimed prior to, at or after the Effective Time of the Merger, to the fullest extent that Holdings or its Subsidiaries, as the case may be, would have been permitted under Delaware law and its charter or bylaws in effect on the date hereof to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law), provided the Person to whom such expenses are advanced provides an undertaking to the Surviving Corporation to repay such advances if it is ultimately determined that such Person is not entitled to indemnification; provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Delaware law and the charter and bylaws of Holdings or its Subsidiaries shall be made by independent counsel mutually acceptable to TC Group and the Surviving Corporation.

(b) For five (5) years from the Effective Time of the Merger, Acquiror shall cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Holdings’ or its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore delivered to Acquiror) on terms not materially less favorable than the terms of such current insurance coverage for so long as the annual premium therefor would not exceed 150% of the current annual premium in effect on the date of this Agreement; provided, that Acquiror may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the Indemnified Parties with respect to matters arising before and acts or omissions occurring or existing at or prior to the Effective Time; provided, however, that if any claim is asserted or made within such five-year period, such insurance will be continued in respect of such claim until the final disposition thereof; provided further that the premiums with respect to such liability insurance shall not exceed 150% of the premiums currently in existence.

5.3 Cooperation. From and after the Effective Time of the Merger, Acquiror shall cooperate with Holdings and its Subsidiaries and shall take such actions as may be necessary to permit Holdings and its Subsidiaries to comply with Section 11.02 and 11.03 of the Amended and Restated Guarantee and Indemnity Agreement, dated as of February 27, 2003, by and among Delian Holdings, L.L.C. and Horizon Lines, and CSX Corporation, CSX Alaska Vessel Company, LLC and SL Service, Inc. (the “GIA”), including by executing a Joinder Agreement (as defined in the GIA) and delivering, or causing to be delivered, such officers’ certificates, legal opinions and other instruments as are required to be delivered to the Beneficiaries (as defined in the GIA) as a condition of consummating the Merger in compliance with the GIA.

5.4 Continued Employment Benefits. For a period of no less than one year following the Closing Date, Acquiror shall cause Surviving Corporation to continue to provide any employee of Holdings and its Subsidiaries a level of salary, wages, commissions, if applicable, and benefits which are at least substantially equivalent in the aggregate to the salary, wages, commissions, if applicable, and benefits provided by Holdings or its Subsidiaries provided as of the Closing Date. This Section 5.4 shall not limit the obligation of Surviving Corporation to maintain an Employee Plan that, pursuant to an existing contract, must be maintained for a period longer than one year. No provision of this Agreement shall be construed as a guarantee of continued employment of any employee of Holdings or its Subsidiaries and this Agreement shall not be construed so as to prohibit the Surviving Corporation or its Subsidiaries from having the right to terminate the employment of any employee of the Surviving Corporation or its Subsidiaries.

5.5 Financing. Acquiror shall use commercially reasonable efforts to arrange and consummate the Financing Transactions substantially on the terms specified in the Financing Letter, including using its commercially reasonable efforts: (i) to negotiate in good faith definitive agreements respecting such financing; (ii) to satisfy all conditions provided in definitive agreements relating thereto; (iii) to satisfy at or prior to the Closing all requirements of any agreements relating to the Financing Letter which are conditions to closing under such agreements or to the drawdown of proceeds thereunder and (iv) to arrange for the replacement of all outstanding letters of credit issued under Horizon Lines’ existing senior credit facility or make such other arrangement as is acceptable to the issuing banks to permit the release of the collateral with respect thereto.

5.6 CCF Agreement. Following the date hereof and prior to the Closing Date, Horizon Lines shall enter into that certain Capital Construction Fund Agreement dated as of March 29, 2004 designated as Contract No. MA/CCF-607 (the “CCF Agreement”) substantially in the form provided to Acquiror prior to the date hereof. In no event shall Horizon Lines amend the CCF Agreement or propose to MarAd the amendment thereof prior to the Closing Date (or the earlier termination of this Agreement) without the consent of Acquiror (such consent not to be unreasonably withheld, delayed or denied).

ARTICLE VI.

JOINT COVENANTS

6.1 Confidentiality.

(a) Use of Evaluation Materials. Except for any governmental filings required in order to complete the transactions contemplated herein, and except as Acquiror and Holdings may agree or consent in writing, each party hereto shall keep the Evaluation Materials confidential, and, except as required by applicable law, no party shall disclose any Evaluation Materials or any information contained therein to any Person; provided, however, that any such information may be disclosed to those of such party’s directors, officers, employees, agents and representatives who need to know such information for the purposes of evaluating the transactions contemplated hereby (it being understood that such directors, officers, employees, agents and representatives shall be informed by such party of the confidential nature of such information and shall be directed by such party, and shall each agree to treat such information confidentially in accordance with this Section 6.1(a)). Without limiting the generality of the foregoing, in the event that the transactions contemplated hereby are not consummated, neither party hereto nor its directors, officers, employees, agents or representatives shall use any of the Evaluation Materials furnished to it by another party hereto for any purpose.

(b) Compelled Disclosure. In the event that any party hereto or any of its representatives receives a request or is required (by applicable law, regulation or legal process) to disclose all or any part of the information contained in the Evaluation Materials, such party or its representatives, as the case may be, shall (i) promptly notify the disclosing party of the existence, terms and circumstances surrounding such a request, (ii) consult with the disclosing party on the advisability of taking legally available steps to resist or narrow such request and (iii) use commercially reasonable efforts to assist the disclosing party in seeking a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained or that the disclosing party waives compliance with the provisions hereof, (x) such party or its representatives, as the case may be, may disclose only that portion of the Evaluation Materials which such party is advised by opinion of its legal counsel is legally required to be disclosed and shall exercise reasonable efforts to assist the disclosing party in obtaining assurance that confidential treatment will be accorded such and (y) such party shall not be liable for such disclosure unless disclosure to any such tribunal was caused by or resulted from a previous disclosure by such party or its representatives not permitted by this Section 6.1.

6.2 Support of Transaction. Acquiror and Holdings shall each (and shall each cause their respective Affiliates to) (i) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (ii) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, Holdings, or their respective Affiliates are required to obtain in order to consummate the Merger, and (iii) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of ARTICLE VIII or otherwise to comply with this Agreement. Notwithstanding the foregoing, in no event shall Holdings or any of its Subsidiaries be obligated to bear any material expense or pay any material fee or grant any material concession in connection with obtaining any consents, authorizations, or approvals required in order to consummate the Merger pursuant to the terms of any Contract to which Holdings or any of its Subsidiaries is a party.

6.3 Update Information. Prior to the Closing Date, each of the Acquiror and Holdings shall give the other prompt written notice of any development causing any of the representations or warranties of any party hereto to be incorrect or incomplete in any material respect. Not earlier than 10 and not less than 5 days before the date scheduled for Closing, Holdings and Acquiror shall correct and supplement in writing any information furnished on Schedules that, to the knowledge of Holdings or Acquiror, respectively, is materially incorrect or incomplete, and shall promptly furnish such corrected and supplemented information to the other, so that such information shall be correct and complete to the knowledge of such party at the time such updated information is so provided. Thereafter, prior to the Closing, Holdings and Acquiror shall each notify the other in writing of any material changes or supplements to the updated information needed, to the knowledge of Holdings or Acquiror, respectively, to make such information correct and complete to the knowledge of such party as of the Closing. It is agreed that the furnishing of such corrected and supplemental information, in and of itself, shall not create any presumption that such information constitutes or evidences the existence of a material change or any breach or violation by Holdings or Acquiror of any provision of this Agreement, it being understood that any determination as to whether such a breach or violation exists shall be made on the basis of any and all relevant information, which may include information as is so furnished under this Section 6.3. Notwithstanding the foregoing, for the purpose of the rights and obligations of the parties hereunder, any such supplemental disclosure shall not be deemed to have been disclosed as of the date of this Agreement unless so agreed to in writing by Acquiror for purposes of Section 8.2(a), as of the date hereof, or Article IX for any purposes. The Disclosure Schedules attached to the Initial Agreement shall be attached as the Disclosure Schedules to this Agreement except that Schedule 2.8 has been amended to replace the 2001 Audited Financial Statements with the restated financial statements as of and for the periods ending as of such dates.

6.4 Capital Construction Fund and MarAd Approvals. Holdings and Acquiror hereby agree to seek such approvals and make such filings with MarAd as are necessary to preserve the Capital Construction Fund Program interests held by Holdings or as required by law or contract and to maintain compliance with the CDS Contracts upon Closing. In the event there is uncertainty regarding whether a MarAd filing is necessary to consummate the transactions contemplated by this Agreement, Holdings and Acquiror agree to bring such issues before MarAd informally in order to ascertain whether a filing is required. Subject to confirmation from MarAd, Acquiror agrees, if required by MarAd, to enter into an agreement, following the Effective Time, in a form customarily required by MarAd with respect to the payment of any liquidated damages under the Capital Construction Fund Program for trading the following Vessels, following the Effective Time, in violation of the geographic trading restrictions as described in § 607 of the Merchant Marine Act, 1936, as amended, the capital construction fund agreement with respect to such Vessels, and the rules and regulations issued in connection therewith: Horizon Expedition, Horizon Hawaii, Horizon Navigator, Horizon Enterprise, Horizon Pacific, Horizon Spirit, Horizon Trader, Horizon Anchorage, Horizon Tacoma and Horizon Kodiak (together, “CCF Vessels”).

ARTICLE VII.

CLOSING

7.1 Filing of Certificate of Merger. On the Closing Date Acquiror, Merger Sub and Holdings shall direct their officers forthwith to file and record all relevant documents including the Certificate of Merger, with the appropriate government officials to effectuate the Merger.

7.2 Closing. Subject to the satisfaction of each of the conditions set forth in Article VIII (or waiver by the party entitled to waive such condition), the Closing shall take place at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, at 10:00 a.m. on such date on which all of the conditions set forth in Section 8.1, Section 8.2(g), Section 8.2(i) and Section 8.2(j) have been satisfied, or such other time and place as Acquiror and Holdings may mutually agree. For purposes of the preceding sentence, the parties hereto acknowledge and agree that Acquiror shall not be required to consummate the Bridge Financing (as defined in the Financing Letter) in order to satisfy the condition set forth in Section 8.2(i) until August 15, 2004. The term “Closing,” when used in this Agreement, means consummation of the transactions contemplated hereby and the “Closing Date” means the date on which the Closing actually occurs.

ARTICLE VIII.

CONDITIONS TO OBLIGATIONS

8.1 Conditions to Obligations of Acquiror, Merger Sub and Holdings. The obligations of Acquiror, Merger Sub and Holdings to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by such parties:

(a) All waiting periods under the HSR Act applicable to the Merger shall have expired or been terminated.

(b) All other permits, approvals, clearances, filings and consents of Governmental Authorities required to be procured by Acquiror, Merger Sub and Holdings in connection with the Merger and the transactions contemplated by this Agreement shall have been procured, except for any such permit, approval, clearance or consent the failure of which to procure would not reasonably be expected to have a Material Adverse Effect on Holdings and its Subsidiaries, it being understood, however, that any other consents, authorizations, or approvals required pursuant to the terms of any Contract with any Governmental Authority to which Holdings or any of its Subsidiaries is a party, need not be obtained prior to Closing.

(c) There shall not be in force any order or decree, statute, rule or regulation by any Governmental Authority restraining, enjoining or prohibiting the consummation of the Merger.

(d) A filing with MarAd with respect to the CCF Vessels shall have been made and any approvals required for the consummation of the transactions contemplated hereby shall have been obtained.

8.2 Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the transactions contemplated by this Agreement are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a) Each of the representations and warranties of Holdings contained in this Agreement, without taking into account any materiality or Material Adverse Effect or knowledge qualifiers therein, shall be true and correct in all respects both on the date hereof and as of the Closing (except that any such representation or warranty which speaks, by its terms, as of a specific date or time other than the date hereof or the Closing, shall be true and correct as of such date, except as to Section 2.15 which, notwithstanding the last paragraph thereof, shall be true and correct both on the date hereof and as if made on the Closing Date), with the same effect as if made on the Closing Date at and as of the Closing except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, and each of the covenants and agreements of Holdings to be performed or complied with by Holdings as of or prior to the Closing shall have been performed or complied with by Holdings in all material respects.

(b) The holders of Holdings Common Stock shall have taken all necessary action to authorize, approve and adopt this Agreement and the transactions contemplated hereby in accordance with the DGCL.

(c) Holdings shall have delivered to Acquiror a certificate signed by an officer of Holdings, dated the Closing, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.1 (as they relate to Holdings) and in subsection 8.2(a) have been fulfilled.

(d) Holder Representative shall have executed and delivered to Acquiror and Merger Sub the Adjustment Escrow Agreement.

(e) Holder Representative and the Escrow Agent shall have executed and delivered to Acquiror and Merger Sub the Indemnification Escrow Agreement.

(f) Holdings shall deliver to Acquiror a duly executed certificate certifying that the transactions contemplated herein are exempt from withholding under Section 1445 of the Code and the Treasury Regulations thereunder.

(g) Holdings shall have obtained the consent of Burlington Northern Santa Fe Corporation to the transactions contemplated hereby.

(h) Each director of Holdings shall have resigned effective as of the Closing Date and each of the officers of Holdings and each Subsidiary thereof as shall be designated by Acquiror in writing to the Holder Representative not less than three days prior to the Closing Date shall have resigned or been removed effective as of the Closing Date.

(i) Horizon Lines shall have received debt financing substantially as set forth in the Financing Letter (or the Merger Lenders shall be prepared to consummate the debt financing substantially as set forth in the Financing Letter and fund the full amount thereof (other than the amount of the revolving credit facility thereunder), subject only to the consummation of the transactions contemplated hereby).

(j) There shall not have occurred and be continuing a Material Adverse Change.

(k) Acquiror shall have received an opinion from Latham & Watkins LLP, counsel for Holdings, addressed to Acquiror and Merger Sub with respect to the matters set forth in Annex E hereto (subject to customary limitations and qualifications), which opinion may be relied upon by the Merger Lenders providing debt financing to consummate the transactions contemplated hereby.

8.3 Conditions to the Obligations of Holdings. The obligation of Holdings to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Holdings:

(a) Each of the representations and warranties of Acquiror contained in this Agreement, without taking into account any materiality or Material Adverse Effect or knowledge qualifiers therein, shall be true and correct in all material respects both on the date hereof and as of the Closing (except that any such representation or warranty which speaks, by its terms, as of a specific date or time other than the date hereof or the Closing, shall be true and correct in all material aspects as of such date), with the same effect as if made on the Closing Date at and as of the Closing except as would not reasonably be expected to have a Material Adverse Effect, and each of the covenants and agreements of Acquiror to be performed or complied with by Acquiror as of or prior to the Closing shall have been performed or complied with by Acquiror in all material respects.

(b) Acquiror shall have delivered to Holdings a certificate signed by an officer of Acquiror, dated the Closing, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.1 (as they relate to Acquiror and Merger Sub) and Section 8.3(a) have been fulfilled.

(c) Acquiror shall have executed and delivered to the Holder Representative the Adjustment Escrow Agreement.

(d) Acquiror shall have executed and delivered to the Holder Representative the Indemnification Escrow Agreement.

(e) Holdings shall have received an opinion from Schulte Roth & Zabel LLP, counsel for Acquiror, addressed to CSX Corporation, CSX Alaska Vessel Company, LLC and SL Service, Inc. as required by Section 11.02(b)(6) of the GIA with respect to (i) the Surviving Corporation and its Subsidiaries on a pro forma basis on the Closing Date and (ii) the Financing Transactions or any agreements entered into by Acquiror or its Affiliates as of the Closing Date.

ARTICLE IX.

INDEMNIFICATION

9.1 Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall survive the Closing for a period ending eighteen (18) months following the Closing Date (the “Survival Period”), at which time such representations and warranties shall terminate. The termination of representations and warranties shall not affect the rights of a party with respect to any claim thereunder which has been asserted in writing to the indemnifying party (or other Person to whom claims for indemnification are to be made hereunder) prior to the date of such termination, but claims thereunder that are asserted after the termination of the Survival Period shall be null and void.

9.2 Indemnification. (a) Subject to the provisions of this ARTICLE IX, from and after the Closing until the termination of the Survival Period, Acquiror, Merger Sub, the Surviving Corporation and their respective Subsidiaries, and their respective officers, directors, shareholders, agents, employees, subsidiaries, parents, assigns, successors and predecessors (collectively, the “Acquiror Indemnified Parties”, and each, individually, an “Acquiror Indemnified Party”) shall be entitled to indemnification solely out of any portion of the Indemnification Escrow Amount then remaining in escrow and amounts under the Indemnification Notes from and against any and all demands, losses, damages, penalties, claims, liabilities, obligations, actions, causes of action, and reasonable out-of-pocket expenses (including reasonable out-of-pocket costs of investigating, preparing or defending any such claim or action and reasonable legal fees and expenses) (collectively, “Losses”) incurred or suffered by any Acquiror Indemnified Party arising by reason of, related to or resulting from, any misrepresentation or breach of representation or warranty on the part of Holdings or the Holder Representative under this Agreement. Notwithstanding anything herein to the contrary, (i) in no event shall “Losses” include any punitive damages and (ii) in no event shall “Losses” be calculated based upon any multiple of lost earnings or other similar methodology used to value the equity of Holdings based on the financial performance or results of operations of Holdings and its Subsidiaries. For purposes of any indemnification hereunder, Losses shall be determined without regard to any materiality or Material Adverse Effect qualification set forth herein (other than the use of such term in the Defined Term, “Material Contracts”).

(b) Subject to the provisions of this ARTICLE IX, from and after the Closing until the termination of the Survival Period, Acquiror shall indemnify and hold harmless the holders of Common Shares and Options entitled to receive the Merger Consideration in connection with the Merger and their respective officers, directors, shareholders, employees, agents, subsidiaries, parents and assigns from and against any and all Losses incurred or suffered by such party arising by reason of, related to or resulting from any misrepresentation or breach of representation or warranty by Acquiror or Merger Sub under this Agreement.

9.3 Limitation on Indemnification Obligations. No party shall be entitled to indemnification pursuant to Section 9.2(a) (other than with respect to the representations in Sections 2.1, 2.2, 2.6 and 2.7) or Section 9.2(b) (x) until the aggregate dollar amount of all Losses indemnifiable hereunder exceeds $3,000,000 whereupon such party shall be liable for all such Losses without regard to such threshold, and (y) with respect to any claim or series of related claims unless and until all Losses with respect to such claim or series of related claims exceeds $50,000. To the extent any Acquiror Indemnified Party is entitled to indemnification pursuant to Section 9.2(a), (i) such Acquiror Indemnified Party shall be entitled to obtain such indemnification only out of the then remaining balance of the Net Indemnification Escrow Amount and the then outstanding principal and accrued interest under the Indemnification Notes, (ii) the aggregate amount of all Losses for which the Acquiror Indemnified Parties shall be entitled to indemnification shall not exceed $40,000,000, and (iii) such Acquiror Indemnified Party shall not have any recourse against the Holder Representative or the holders of Common Shares and Options for indemnification pursuant to this ARTICLE IX or otherwise.

Notwithstanding anything contained in this Agreement, the indemnification provisions of this ARTICLE IX shall expire upon termination of the Survival Period, and any claims for indemnification which are not asserted prior to such date shall be forfeited; provided, however, that such indemnification obligations with respect to any claim for indemnification asserted in writing to the indemnifying party prior to the termination of the Survival Period shall survive until such claim is either resolved or satisfied.

9.4 Losses. The amount of “Losses” for which any indemnified party is entitled to indemnification hereunder shall be reduced by (a) any portion of such Losses for which such indemnified party, the Surviving Corporation or its Subsidiaries recovers against an insurance policy or against any third party other than pursuant to this Agreement, (b) the amount of any reserves or other accruals on the Latest Audited Balance Sheet with respect to such Losses, and (c) the amount of any current reserves (including any contra account that reduces the value of any current asset) or other current accruals on the Closing Balance Sheet with respect to such Losses to the extent that such reserve or other accrual reduced the amount of the Closing Date Net Working Capital and the Adjustment Amount. Any indemnification payments made under this ARTICLE IX and, without duplication to any other provision of this Agreement, any other payments from the Indemnification Escrow Amount to any Acquiror Indemnified Party shall be treated as an adjustment to the Merger Consideration. Notwithstanding any other provision of this agreement, in no event shall the Acquiror Indemnified Parties be entitled to indemnification hereunder for any Losses with respect to (i) any Special Matters (as defined in the CSX Transaction Agreement) or (ii) any matter for which Holdings or any of its Subsidiaries is entitled to indemnification under Article VII of the CSX Transaction Agreement. If an amount with respect to which any indemnity claim is made under this Article IX gives rise to a currently realized Tax Benefit to the party making the claim, the indemnity payment shall be reduced by the amount of the Tax Benefit realized by such party. A Tax Benefit is “currently” realized by an indemnified party to the extent that such Tax Benefit will be realized in the then current taxable period or in any Tax Return with respect thereto (including through a carryback to a prior taxable period to the extent such carryback results in a refund that such indemnified party is entitled to retain under the terms of this Agreement and the CSX Transaction Agreement) or in any taxable period prior to the date of the indemnity claim. To the extent such indemnity claim resulted in a payment under this Article IX but does not give rise to a currently realized Tax Benefit, if the amount with respect to which the claim is made gives rise to a subsequently realized Tax Benefit to the party that made the claim in any taxable period ending on or before December 31, 2007, that party shall refund to the indemnifying party the amount of such benefit when, as and if realized. A Tax Benefit shall be deemed to be realized in respect of an indemnity claim to the extent the Tax liability of the party (or, in the case of Federal income taxes, the affiliated group of which such party is a member, if any) making such claim, determined without taking into account any loss, deduction, credit or other tax item resulting from such claim (or any income, gain or other tax item resulting from the receipt or accrual of any indemnity payment in respect of such claim), exceeds the Tax liability of such party (or affiliated group, if any) taking into account such loss, deduction, credit or other tax item (and any income, gain or other tax item resulting from the receipt or accrual of any indemnity payment in respect of such claim). In the event (i) the Tax Benefit giving rise to a reduction in an indemnity payment is subsequently disallowed or (ii) the party that received a Tax Benefit giving rise to a reduction in an indemnity payment (or the affiliated group of which such party is a member, if any) thereafter has a net operating loss and such Tax Benefit would not have arisen (or would have been reduced) if the deduction available as a result of such net operating loss had been taken into account in the calculation of such Tax Benefit, then the indemnifying party shall pay to the indemnified party the amount of the related reduction in the prior payment, subject to the limitations of this Agreement within 10 days of receipt of notice from such party setting forth in reasonable detail the circumstances surrounding such disallowance or loss and the amount of the payment required hereunder. The amount of the payment made on account of the disallowance of the Tax Benefit shall be treated as a payment under this Article IX for all purposes thereof, and shall be taken into account in determining limitations on indemnity payments under Section 9.3.

9.5 Defense of Claims. Other than for Tax Contest Claims, which shall be governed by Section 9.8, if a claim for Losses (a “Claim”) is to be made by an indemnified party, such indemnified party shall give written notice (a “Claim Notice”) to (i) the Holder Representative in the case of indemnification pursuant to Section 9.2(a) and (ii) the Acquiror in the case of indemnification pursuant to Section 9.2(b) (the recipient of such notice referred to below as the “indemnifying party”), in either case as soon as practicable after such indemnified party becomes aware of any Losses for which it intends to seek indemnification under this ARTICLE IX. If any lawsuit or other action is filed or instituted against any indemnified party with respect to a matter subject to indemnity hereunder (a “Third-Party Claim”), notice thereof (a “Third Party Notice”) shall be given to the indemnifying party as promptly as practicable (and in any event within fifteen (15) calendar days after the service of the citation or summons). The failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent the indemnifying party has actually been prejudiced as a result. After receipt of a Third Party Notice, the indemnifying party shall be entitled, if it so elects, (i) to take control of the defense and investigation of such Third Party Claim, (ii) to employ and engage attorneys of its own choice to handle and defend the Third Party Claim, at the indemnifying party’s cost, risk and expense, and (iii) to compromise or settle such Third Party Claim; provided, however, without the consent of Acquiror, such consent not to be unreasonably withheld, delayed or denied, the indemnifying party shall not settle or compromise any claim, if such settlement or compromise involves any admission of liability or is otherwise materially adverse to Acquiror or any of its Subsidiaries or Affiliates (other than the payment of amounts paid by the indemnifying party in accordance with this Agreement). The indemnified party shall, and shall cause its Affiliates to, cooperate in all reasonable respects with the indemnifying party and such attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom for which the indemnifying party has assumed the defense; and the indemnified party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall also cooperate with each other in any notifications to insurers. If the indemnifying party fails to assume the defense of such claim within 20 calendar days after receipt of the Third Party Notice, the indemnified party against which such claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim and the indemnifying party shall have the right to participate therein at its own cost; provided, however, that such claim shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed. In the event the indemnified party assumes the defense of the claim, the indemnified party will keep the indemnifying party informed (including, as necessary, updates from counsel) of the progress of any such defense, compromise or settlement, when and as reasonably requested by such indemnifying party.

9.6 Release of Indemnification Escrow Amount.

(a) On April 30, 2005, the Escrow Agent shall release to the Holder Representative for distribution to the Escrow Participants, pro rata in accordance with their Applicable Percentages – Non-Rollover/AFDS, the portion of the Net Indemnification Escrow Amount (including any interest thereon) in excess of an amount equal to (i) the aggregate of all Applicable Percentages – Non-Rollover/AFDS multiplied by (ii) an amount equal to (A) $25,000,000 plus (B) an amount equal to the aggregate of all Claims for indemnification of the Acquiror Indemnified Parties which are properly asserted and pending on such date (other than Claims with respect to any Seller Matter described in clause (ii) of the definition of “Seller Matter” for which no additional amount shall remain in escrow). After April 30, 2005, promptly upon the resolution of any such pending Claim for indemnification, the Escrow Agent shall release to the Holder Representative for distribution to the Escrow Participants, pro rata in accordance with their Applicable Percentages – Non-Rollover/Non-Rollover, any portion of the Net Indemnification Escrow Amount (including any interest thereon) in excess of an amount equal to (i) the Applicable Percentage – Non-Rollover/AFDS multiplied by (ii) $25,000,000, after the resolution of such pending Claim.

(b) As promptly as practicable after the expiration of the Survival Period, the Escrow Agent shall release to the Holder Representative for distribution to the Escrow Participants, pro rata in accordance with their Applicable Percentage – Non-Rollover/Non-Rollover, all or any remaining portion of the Net Indemnification Escrow Amount (including any interest thereon) less an amount equal to (i) the aggregate of the Applicable Percentages – Non-Rollover/AFDS multiplied by (ii) the aggregate of all Claims (other than Claims with respect to any Seller Matter described in clause (ii) of the definition thereof except as provided below) for indemnification of the Acquiror Indemnified Parties which are properly asserted and pending on such date. After the expiration of the Survival Period, promptly upon the resolution of any such pending Claim for indemnification, the Escrow Agent shall release to the Holder Representative for distribution to the Escrow Participants, pro rata in accordance with their Applicable Percentage – Non-Rollover/Non-Rollover, any Net Indemnification Escrow Amount (including any interest thereon) retained in respect of such pending Claim for indemnification remaining after the resolution of such pending Claim. Notwithstanding the foregoing, in the event that any Claim with respect to any Seller Matter described in clause (ii) of the definition thereof has not been fully and finally resolved on or prior to the date on which the Survival Period expires, an amount equal to (i) the aggregate of the Applicable Percentages – Non-Rollover/AFDS multiplied by (ii) $5,000,000 shall remain in escrow as the Net Indemnification Escrow Amount with respect to all such Claims until they are finally resolved and all Indemnified Losses with respect thereto shall have been paid to Acquiror or Holdings, at which time any remaining portion after the resolution of such Claims shall be distributed to the Escrow Participants, pro rata in accordance with their Applicable Percentages – Non-Rollover/Non-Rollover.

(c) The Holder Representative and Acquiror shall promptly deliver joint written instructions required pursuant to the terms of the Indemnification Escrow Agreement in order to make the distributions required by this Section 9.6 or in the event that any Acquiror Indemnified Party is entitled to indemnification under this Article IX with respect to any Losses.

9.7 Adjustments to Indemnification Notes.

(a) On April 30, 2005, the principal amount under each Indemnification Note shall be reduced to an amount equal to (i) the Applicable Percentage – Rollover/AFDS multiplied by (ii) a number equal to (A) $25,000,000 plus (B) an amount equal to the aggregate of all Claims for indemnification of the Acquiror Indemnified Parties which are properly asserted and pending on such date (other than Claims with respect to any Seller Matter described in clause (ii) of the definition of “Seller Matter” for which no additional amount shall remain in escrow). After April 30, 2005, promptly upon the resolution of any such pending Claim for indemnification, the principal amount under each Indemnification Note shall be reduced to an amount equal to (i) the Applicable Percentage – Rollover/AFDS multiplied by (ii) $25,000,000, after the resolution of such pending Claim.

(b) As promptly as practicable after the expiration of the Survival Period, the principal payable under each Indemnification Note shall be reduced to an amount equal to (i) the Applicable Percentage – Rollover/AFDS multiplied by (ii) the aggregate of all Claims (other than Claims with respect to any Seller Matter described in clause (ii) of the definition thereof except as provided below) for indemnification of the Acquiror Indemnified Parties which are properly asserted and pending on such date. After the expiration of the Survival Period, promptly upon the resolution of any such pending Claim for indemnification, any remaining principal and interest amount shall be reduced to $0.00. Notwithstanding the foregoing, in the event that any Claim with respect to any Seller Matter described in clause (ii) of the definition thereof has not been fully and finally resolved on or prior to the date on which the Survival Period expires, the principal payable under each Indemnification Note shall not be reduced below an amount equal to (i) the Applicable Percentage – Rollover/AFDS multiplied by (ii) $5,000,000 until all such Claims are finally resolved and all Indemnified Losses with respect thereto shall have been paid to Acquiror or Holdings.

(c) At such time as disbursements are made from the Net indemnification Escrow Amount in connection with any Losses, an amount equal to the Applicable Percentage – Rollover/AFDS of each Rollover Holder multiplied by the amount of such Losses shall become immediately due and payable under each Indemnification Note and the Acquiror shall have full recourse to the issuer of such Indemnification Note.

9.8 Obligation to Mitigate. Following the Closing Date, each indemnified party agrees to, and Aquiror agrees to cause Holdings and its Subsidiaries to, use commercially reasonable efforts to mitigate any Losses, including, without limitation to seek recovery under any available insurance policy that would insure any claim with respect to such Losses. In the event that any Acquiror Indemnified Party receives any payment from the Indemnification Escrow Amount with respect to any Losses pursuant to this Article IX, and thereafter such

Acquiror Indemnified Party, Holdings or its Subsidiaries receives payment with respect to such Losses from any insurer or other third party, such Acquiror Indemnified Party shall pay to the Holder Representative for distribution to the holders of Common Shares and Terminated Options receiving Merger Consideration (determined in accordance with Section 1.1(d) of this Agreement) such amount received from such insurer or third party in respect of such Losses for which the Acquiror Indemnified Party received an indemnification payment hereunder.

9.9 Special Indemnity. The Acquiror Indemnified Parties shall be entitled to indemnification solely from the Net Indemnification Escrow Amount and the Indemnification Notes for the full amount of any Losses with respect to (i) any obligation to CSX Corporation and its Subsidiaries (or any claim alleging such an obligation) relating to the CSX Purchase and (ii) any claims (now or hereafter existing) related to the injuries suffered by Wilbur J. Schell that are the subject of the lawsuit titled Wilbur J. Schell v. Robert Valenti, Napoleon Castillo, Irma Murillo, Ironbound Express and Maersk Container Service filed in the Supreme Court of the State of New York (Index No. 2003-4375) including the related third-party claim by Maersk Equipment Service Co., Inc. against CSX Lines LLC and Horizon Lines, Inc. filed in such action (or any other lawsuit, as may be amended or refiled). Any claim described in this Section 9.8 shall be referred to herein as a “Seller Matter.” The Holder Representative shall have the right to assume the defense of any Seller Matter in accordance with Section 9.5 and from and after the Closing Date shall be deemed to have done so in respect of the Seller Matter set forth in clause (ii) without any further action by Holder Representative. Notwithstanding the foregoing, Acquiror shall have the right, 10 Business Days after the Closing Date, to settle without the consent of the Holder Representative the Seller Matter set forth in clause (ii) for an amount not to exceed $1,000,000, and, in the event of any settlement by Acquiror of the Seller Matter set forth in clause (ii), Acquiror shall be indemnified for the amount of such settlement (but not to exceed $1,000,000 unless such settlement is consented to by the Holder Representative). Acquiror shall cooperate with the Holder Representative in any discussions with any other party involved in such claim. Any Losses for which any Acquiror Indemnified Party is entitled to indemnification under this Section 9.9 shall be satisfied solely out of the Net Indemnification Escrow Amount and the Indemnification Notes without regard to any of the thresholds set forth in Section 9.3 (it being understood and agreed that any Losses with respect to any Seller Matter shall not be counted against the threshold set forth therein).

9.10 Exclusive Remedy. Following the Effective Time of the Merger, the parties’ rights to indemnification pursuant to this ARTICLE IX shall, except for equitable relief, be the sole and exclusive remedy available to the parties with respect to any matter arising under or in connection with this Agreement or the transactions contemplated hereby, other than (i) for claims asserted pursuant to Section 1.5, for which the Net Adjustment Escrow Amount and the Adjustment Notes are the exclusive remedy or (ii) for claims of fraud.

9.11 Tax Contests. Acquiror shall promptly notify Holder Representative in writing upon receipt by Acquiror or its Affiliates or by Holdings or any of its Subsidiaries of notice of any pending or threatened audits, examinations, adjustments or assessments relating to Taxes for which any of the Acquiror Indemnified Parties may be entitled to receive indemnity under this Agreement (each, a “Tax Claim”). In the case of any Tax Claim that can be contested separately from the contest of any Tax not indemnified under Section 9.2(a) and as to the full amount of such claim the Acquiror Indemnified Parties are indemnified pursuant to such Section 9.2(a) taking into account the limitations in Section 9.3 (a “Severable Tax Claim”), the Holder Representative may, in its sole discretion, direct Surviving Corporation to either pay the Tax claimed and sue for a refund or contest such Severable Tax Claim in any permissible forum and shall otherwise have the sole right at its sole expense to direct, control and settle any administrative or judicial proceedings relating to such Severable Tax Claim; provided, however, that (i) Acquiror shall be entitled to participate at its sole expense in such administrative or judicial proceedings and (ii) to the extent any settlement of any such proceeding is reasonably expected to have a material adverse impact on the Surviving Corporation or any of its Subsidiaries in respect of any Tax not indemnified under Section 9.2(a), Holder Representative must obtain the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of Acquiror to such settlement. In the case of any Tax Claim that is not a Severable Tax Claim, (i) if such claim is not a Severable Tax Claim because it cannot be contested separately from a claim in respect of a Tax for which the Acquiror is not indemnified under Section 9.2(a) (a “Related Claim”), Holder Representative shall control the conduct of any administrative or judicial proceedings relating to the Tax Claim at its sole expense and Acquiror shall control the conduct of any Related Claim at its sole expense; provided, however, that Acquiror and Holder Representative shall consult in good faith on the proper administrative and judicial forums in which to contest such Tax Claim and Related Claim, it being understood that in the event of disagreement the choice of forum shall be decided by the Holder Representative if the amount of the Tax Claims in such proceedings exceeds the amount of the Related Claims in such proceedings and otherwise by the Acquiror and (ii) if such Tax Claim is not a Severable Tax Claim because the full amount of such Tax Claim is not indemnifiable pursuant to Section 9.2(a) taking into account the limitations in Section 9.3, Holder Representative and Acquiror shall jointly control the contest of such Tax Claim, it being understood that in the case of disagreement as to the proper action to be taken in connection with any such contest, the Holder Representative shall decide the proper action if, in the event such Tax Claim is successful, the amount indemnified under Section 9.2(a) would equal or exceed the amount not indemnified under such section, and the Acquiror shall decide the proper action if, in the event such Tax Claim is successful, the amount indemnified under Section 9.2(a) would not exceed the amount not indemnified under such section.

ARTICLE X.

TERMINATION/EFFECTIVENESS

10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) By mutual written consent of the parties authorized by their respective Boards of Directors, at any time prior to the Closing.

(b) Prior to the Closing, by written notice to Holdings from Acquiror, authorized by the Board of Directors of Acquiror, if (i) there is any material breach of any representation, warranty, covenant or agreement on the part of Holdings set forth in this

Agreement, (or on the part of any of the Holdings Principal Stockholders set forth in the Voting Agreement), or if a representation or warranty of Holdings (or of any of the Holdings Principal Stockholders in the Voting Agreement) shall be untrue in any material respect, in either case, such that any of the conditions specified in Section 8.2 hereof would not be satisfied at the Closing (a “Terminating Holdings Breach”), except that, if such Terminating Holdings Breach is curable by Holdings through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days, but only as long as Holdings continues to use its commercially reasonable efforts to cure such Terminating Holdings Breach (the “Holdings Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Holdings Breach is not cured within the Holdings Cure Period, (ii) the Agreement shall fail to receive the requisite votes for approval and adoption (or consents) of the stockholders of Holdings, (iii) the conditions set forth in Sections 8.1 and 8.2 of this Agreement have not been satisfied on or before August 31, 2004 other than as a result of a material breach of a representation, warranty, covenant or agreement of Acquiror or Merger Sub, (iv) the Closing has not occurred on or before August 31, 2004 other than as a result of a material breach of a representation, warranty, covenant or agreement of Acquiror or Merger Sub, (v) any governmental or regulatory consent or approval required for consummation of the transactions contemplated hereby is denied by or in a final order or other final action issued or taken by the appropriate Governmental Authority, (vi) consummation of any of the transactions contemplated hereby is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction or (vii) an intentional or willful breach by any of the Holdings Principal Stockholders of the Voting Agreement.

(c) Prior to the Closing, by written notice to Acquiror from Holdings, authorized by its Board of Directors, if (i) there is any material breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, or if a representation or warranty of Acquiror or Merger Sub shall be untrue in any material respect, in either case, such that the condition specified in Section 8.3(a) hereof would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days, but only as long as Acquiror continues to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the conditions set forth in Sections 8.1 and 8.3 of this Agreement shall not have been satisfied on or before August 31, 2004 other than as a result of a material breach of a representation, warranty, covenant or agreement of Holdings, (iii) the Closing has not occurred on or before August 31, 2004 other than as a result of a material breach of a representation, warranty, covenant or agreement of Holdings, (iv) any governmental or regulatory consent or approval required for consummation of the transactions contemplated hereby is denied by or in a final order or other final action issued or taken by the appropriate Governmental Authority or (v) consummation of any of the transactions contemplated hereby is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction.

10.2 Effect of Termination. In the event of termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of Holdings, Acquiror or Merger Sub, as the case may be, for any breach of this Agreement occurring prior to such termination. Notwithstanding the foregoing or any other provision of this Agreement, in no event shall any party’s liabilities as a result of such breach exceed $20,000,000; provided, however, unless this Agreement is terminated by Holdings pursuant to any provision of Section 10.1(c) (or may be terminated by Holdings pursuant to any provision of such Section at the time such Agreement is terminated by Acquiror or Merger Sub), in the event that at any time on or before the date that is one year after the date this Agreement is terminated, Holdings or its Subsidiaries or the Holdings Principal Stockholders consummate any transaction or series of transactions as a result of which any Person which is not an Affiliate of Holdings as of the date hereof acquires at least 50% of the voting stock of Holdings or its successor, Holdings shall pay to Acquiror an amount equal to $20,000,000 minus any amount previously paid as damages in respect of such termination as liquidated damages. The provisions of Sections 6.1, 10.2 and 13.6 hereof shall survive any termination of this Agreement.

ARTICLE XI.

CERTAIN DEFINITIONS

As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the Caption hereto.

“Acquiror Common Share” has the meaning specified in Section 1.1(a).

“Acquiror Cure Period” has the meaning specified in Section 10.1(c).

“Acquiror Indemnified Parties” has the meaning specified in Section 9.2(a).

“Acquiror Preferred Share” has the meaning specified in Section 1.1(a).

“Acquisition Proposal” has the meaning specified in Section 4.4.

“Acquiror Shares” has the meaning specified in Section l.l(a).

“Acquiror Shareholders Agreement” has the meaning specified in Section 1.1(a).

“Acquiror Unit” has the meaning specified in Section 1.1(c).

“Action” means any claim, action, suit, audit, assessment, arbitration or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Adjustment Amount” has the meaning specified in Section 1.6(c).

“Adjustment Escrow Agreement” means the Adjustment Escrow Agreement dated as of the Closing Date, among Acquiror, Holder Representative and the Escrow Agent, substantially in the form attached hereto as Annex C.

“Adjustment Escrow Amount” has the meaning specified in Section 1.6(d).

“Adjustment Note” has the meaning specified in Section 1.1(e).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Affiliated Group” has the meaning specified in Section 2.15(a)

“Aggregate Fully-Diluted Shares” has the meaning specified in Section 1.2(e).

“Aggregate Option Exercise Price” has the meaning specified in Section 1.2(e).

“Agreement” has the meaning specified in the Caption hereto.

“Antitrust Authorities” means the Antitrust Division of the United Stated Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Laws” shall mean any national, foreign, federal, state, provincial or local law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree of any jurisdiction (whether foreign or domestic) regarding antitrust, merger control or competition.

“Applicable Percentage – Non-Rollover/AFDS” has the meaning specified in Section 1.2(e).

“Applicable Percentage – Non-Rollover/Non-Rollover” has the meaning specified in Section 1.2(e).

“Applicable Percentage – Rollover/AFDS” has the meaning specified in Section 1.2(e).

“Applicable Percentage – Rollover/Rollover” has the meaning specified in Section 1.2(e).

“Applicable Total Percentage” has the meaning specified in Section 1.2(e).

“Audited Financial Statements” has the meaning specified in Section 2.8.

“Auditor” has the meaning specified in Section 1.6(b).

“Benefit Arrangement” has the meaning specified in Section 2.13(a)(i).

“Business” shall mean the business of Holdings and its Subsidiaries as such business is currently conducted.

“Business Day” means a day of the year on which banks are not authorized to be closed in the City of New York.

“Cash Per Fully-Diluted Common Share” has the meaning specified in Section 1.2(e).

“CCF Agreement” has the meaning specified in Section 5.6.

“CCF Vessels” has the meaning specified in Section 6.4.

“CDS Contracts” has the meaning specified in Section 2.20(b).

“Certificates” has the meaning specified in Section 1.3(e).

“Certificate of Merger” has the meaning specified in the Preamble.

“Claim” has the meaning specified in Section 9.5.

“Claim Notice” has the meaning specified in Section 9.5.

“Closing” has the meaning specified in Section 7.2.

“Closing Balance Sheet” has the meaning specified in Section 1.6(a).

“Closing Date” has the meaning specified in Section 7.2.

“Closing Date Net Debt” has the meaning specified in Section 1.6(a).

“Closing Date Net Working Capital” has the meaning specified in Section 1.6(a).

“COBRA” has the meaning specified in Section 2.1.3(c)(v).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” means all collective bargaining agreements, union contracts, impact or effects bargaining agreements and other similar labor agreements covering employees of Holdings or any of its Subsidiaries (including all amendments, side letters and similar documents relating thereto).

“Common Share” has the meaning specified in Section 1.2(c).

“Common Units” means Common Units of Horizon Lines, as defined in the LLC Agreement.

“Computer Software” means any and all computer programs, including operating system and applications software, implementations of algorithms, and program interfaces, whether in source code or object code and all documentation, including user manuals relating to the foregoing that is used internally in the operation of the Business.

“Confidentiality Agreement” has the meaning specified in Section 13.10.

“Constituent Corporations” shall have the meaning specified in the Preamble.

“Contract” shall mean, whether oral or in writing, any contract, agreement, subcontract, note, bond, mortgage, indenture, lease, deed of trust, license, plan, instrument or purchase order to which Holdings or any of its Subsidiaries is a party or by which any of them may be bound.

“CSX Purchase” has the meaning specified in Section 1.2(a).

“CSX Transaction Agreement” means the Transaction Agreement, dated as of December 16, 2002, by and among SL Service, Inc., CSX Corporation and Delian Holdings, L.L.C.

“DGCL” has the meaning specified in the Preamble.

“Determination Date” has the meaning specified in Section 1.6(b).

“Dissenting Common Shareholders” has the meaning specified in Section 1.2(c).

“Effective Time of the Merger” has the meaning specified in Section 1.4.

“Election Notice” has the meaning specified in Section l.l(a).

“Employee Plans” has the meaning specified in Section 2.13(a)(ii).

“Environmental Claims” refers to any complaint, summons, citation, notice, directive, order, written claim, litigation, notice of violation, judicial or administrative proceeding, judgment, letter or other written communication from any Governmental Agency, Authority, or any third party involving violations of Environmental Laws or Releases of Hazardous Materials from (i) any assets, properties or businesses of Horizon Lines, its Subsidiaries, Horizon Lines of Puerto Rico, Inc., or, to the knowledge of Holdings, any predecessor in interest, or (ii) from adjoining properties or businesses; or (iii) from or onto any facilities which received Hazardous Materials generated by Horizon Lines, its Subsidiaries, Horizon Lines of Puerto Rico, Inc., or any predecessor in interest.

“Environmental Laws” includes the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. 6901 et seq., as amended; the Clean Air Act (“CAA”), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act (“CWA”), 33 U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act (“OSHA”), 29 U.S.C.

655 et seq. (as it relates to the exposure of Hazardous Materials), and any other applicable foreign federal, state, local or municipal laws, statutes, ordinances, rules, or regulations imposing liability or establishing standards for the protection of the environment.

“Equity Amount” has the meaning specified in Section 1.2(a).

“Equity Participants” has the meaning specified in Section 1.5(b).

“ERISA” has the meaning specified in Section 2.13(a)(iii).

“ERISA Affiliate” has the meaning specified in Section 2.13(a)(iv).

“Escrow Agent” has the meaning specified in Section 1.6(d).

“Escrow Participant” has the meaning specified in Section 1.6(d)(i).

“Estimated Adjustment Amount” has the meaning specified in Section 1.5(b).

“Estimated Closing Date Net Debt” has the meaning specified in Section 1.5(a).

“Estimated Closing Date Net Working Capital” has the meaning specified in Section 1.5(a).

“Exchange Agent” has the meaning specified in Section 1.3(b).

“Evaluation Materials” means this Agreement (together with the Schedules and Annexes hereto) and, as to any party hereto, means all other non-public information furnished to such party by the other parties hereto in connection with the transactions contemplated hereby relating to the disclosing party or the disclosing party’s Affiliates, whether furnished orally or in writing or gathered by inspection, together with analyses, compilations, studies or other documents prepared by any party, or by such party’s agents, representatives (including attorneys, accountants and financial advisors) or employees, which contain or otherwise reflect such information; provided, that the term “Evaluation Materials” shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure in violation of the terms hereof or the Confidentiality Agreement, (ii) was or becomes available to a party hereto on a non-confidential basis from a source other than any other party hereto or their representatives and Affiliates, provided that such source is not known by such party to be prohibited from disclosing such information by a contractual, legal or fiduciary obligation to any party hereto or any of their respective representatives, or (iii) has been or is independently developed by the party to which such information was furnished and not derived from the Evaluation Materials.

“Financial Statements” has the meaning specified in Section 2.8.

“Financing Letter” has the meaning specified in Section 3.6.

“Financing Transactions” has the meaning specified in Section 3.6.

“Funding Amount” has the meaning specified in Section 1.3(b).

“Funded Debt” means all obligations of Holdings and its Subsidiaries (determined on a consolidated basis) for borrowed money, including, all principal, interest, prepayment penalties, breakage costs or other amounts payable in respect of such borrowed money or the repayment thereof on the Closing Date.

“GAAP” has the meaning specified in Section 1.6(a).

“GIA” has the meaning specified in Section 5.3.

“Governmental Authority” means any Federal, state, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body.

“Government Order” means any order, writ, rule, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” shall mean, without regard to amount and/or concentration (a) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substances, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, special waste, or solid waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls; (d) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (e) asbestos containing materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Holder Acknowledgment” means an agreement or certificate signed by a holder of Terminated Options acknowledging cancellation of all Terminated Options held by such holder.

“Holder Allocable Expenses” has the meaning specified in Section 1.7.

“Holder Representative” has the meaning specified in Section 12.1.

“Holdings” has the meaning specified in the Caption hereto.

“Holdings Common Stock” has the meaning specified in Section 1.2(c).

“Holdings Cure Period” has the meaning specified in Section 10.1(b).

“Holdings Equity Amount” has the meaning specified in Section 1.2(e).

“Holdings Licenses” has the meaning specified in Section 2.18.

“Holdings Principal Stockholders” means Carlyle-Horizon Partners, L.P. and those of its Affiliates which hold shares of Holdings Common Stock.

“Horizon Lines” has the meaning specified in Section entitled “Plan of Merger.”

“Indemnification Escrow Agreement” means the Indemnification Escrow Agreement dated as of the Closing Date, among Acquiror, Holder Representative and the Escrow Agent, substantially in the form attached hereto as Annex D.

“Initial Agreement” has the meaning specified in the Caption hereto.

“Initial Date” has the meaning specified in the Caption hereto.

“Indemnification Escrow Amount” has the meaning specified in Section 1.8.

“Intellectual Property” means all (i) foreign and domestic trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for all of the foregoing, and all goodwill associated therewith and symbolized thereby, including all extensions, modifications and renewals of same; (ii) foreign and domestic inventions, discoveries and ideas, whether patentable or not, and all patents, registrations, and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) confidential and proprietary information, trade secrets and know-how, including processes, schematics, databases, formulae, drawings, prototypes, models, designs and customer lists; (iv) foreign and domestic published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including rights to recover for past, present and future violations thereof.

“Interim Financial Statements” has the meaning specified in Section 2.8.

“July 1 Lease Payments” has the meaning specified in Section 1.2(e).

“Latest Audited Balance Sheet” means the consolidated balance sheet of Holdings and its consolidated Subsidiaries as of December 21, 2003 included in the Latest Audited Financial Statements.

“Latest Audited Financial Statements” has the meaning specified in Section 2.8.

“Leased Real Property” has the meaning specified in Section 2.21.

“Lien” means any claim, encumbrance, mortgage, deed of trust, pledge, hypothecation, security interest, restriction or other lien of any kind (statutory or otherwise).

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Horizon Lines dated as of February 28, 2003.

“Losses” has the meaning specified in Section 9.2(a).

“Machinery and Equipment” has the meaning specified in Section 2.19.

“Majority Holders” has the meaning specified in Section 12.1.

“MarAd” shall mean the Maritime Administration, United States Department of Transportation.

“Material Adverse Change” shall mean any change relating to the Business, assets, financial condition, or results of operation of Holdings and its Subsidiaries taken as a whole that has had or would reasonably be expected to have a Material Adverse Effect, but excluding any change or effect resulting primarily from (i) any change, effect, event or occurrence to the United States economy generally or the financial markets or (ii) the announcement, pendency or consummation of the transactions contemplated hereby.

“Material Adverse Effect” shall mean any material adverse effect on the Business, assets, financial condition, or results of operation of Holdings and its Subsidiaries taken as a whole.

“Material Contracts” has the meaning specified in Section 2.12.

“Merger” has the meaning specified in the Preamble.

“Merger Consideration” has the meaning specified in Section 1.2(e).

“Merger Lender” has the meaning specified in Section 3.6.

“Merger Sub” has the meaning specified in the Caption hereto.

“Multiemployer Plan” has the meaning specified in Section 2.13(a)(v).

“Net Debt” means (i) the aggregate amount of Funded Debt of Holdings and its consolidated Subsidiaries as of the Closing minus (ii) the amount of cash and cash equivalents of Holdings and its consolidated Subsidiaries as of the Closing (excluding restricted cash or cash equivalents (including cash or cash equivalents held in escrow)).

“Net Adjustment Escrow Amount” has the meaning specified in Section 1.6(d).

“Net Indemnification Escrow Amount” has the meaning specified in Section 1.8.

“Net Working Capital” has the meaning specified in Section 1.6(a).

“Options” has the meaning specified in Section 1.2(c).

“PBGC” has the meaning specified in Section 2.13(a)(vi).

“Pension Plan” has the meaning specified in Section 2.13(a)(vii).

“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens with respect to any amounts not yet due and payable or which are being contested in good faith through appropriate proceedings, (ii) Liens for Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings and for which an adequate reserve has been provided, (iii) Liens on goods in transit incurred pursuant to documentary letters of credit, (iv) Liens securing rental payments under capital lease agreements, (v) encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property (vi) Liens on leased Vessels that are Owner Encumbrances (as defined in the relevant Participation Agreement included in each Vessel Lease); and (vii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Predecessor” has the meaning specified in Section 2.8.

“Predecessor Audited Financial Statements” has the meaning specified in Section 2.8

“Put/Call Agreement” has the meaning specified in Section 1.1 (a).

“Real Property Lease” has the meaning specified in Section 2.21.

“Registered IP” has the meaning specified in Section 2.22(a).

“Related Agreements” means any letter of transmittal, the Voting Agreement or any other agreement executed in connection with the consummation of this Agreement.

“Related Claim” has the meaning specified in Section 9.11.

“Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into the environment.

“Remedial Action” means all actions taken to (1) clean up, remove, remediate, contain, treat, monitor, assess, evaluate or in any other way address Hazardous Materials in the indoor or outdoor environment; (ii) prevent or minimize a Release or threatened Release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities; or (iv) any other actions authorized by 42 U.S.C. 9601.

“Retained Option” has the meaning specified in Section 1.1(c).

“Rollover Holder” has the meaning specified in Section 1.1(b).

“Rollover Documents” has the meaning specified in Section 1.1(a).

“Roll-Over Share” has the meaning specified in Section 1.1(c).

“Roll-Over Option” has the meaning specified in Section 1.1(c).

“Roll-Over Value Amount” has the meaning specified in Section 1.2(e).

“Seller Matter” has the meaning specified in Section 9.9.

“Senior Common Units” means Senior Common Units of Horizon Lines, as defined in the LLC Agreement.

“Senior Preferred Units” means Senior Preferred Units of Horizon Lines, as defined in the LLC Agreement.

“Severable Tax Claim” has the meaning specified in Section 9.10.

“Stockholders Agreement” has the meaning specified in Section 1.1(a).

“Subsidiary” means, with respect to any Person, a corporation or other entity of which 50% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Survival Period” has the meaning specified in Section 9.1.

“Surviving Corporation” has the meaning specified in the Preamble.

“Surviving Corporation Common Share” has the meaning specified in Section l.l(a).

“Tax Benefit” means, with respect to any Loss for which indemnity is paid under Article IX, all items of deduction, loss or credit arising out of any such Loss, and in the case of any carryback of any such item, any interest received from any Tax authority as a result of the carryback of such item.

“Tax Claim” has the meaning specified in Section 9.11.

“Taxes” means any Federal, state, local or foreign net income, gross income, net receipts, gross receipts, profit, severance, property, production, sales, use, license, excise,

franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp or other tax, custom, duty, fee or other governmental charge of any kind, together with any interest, fine, penalty, addition to tax or additional amount imposed with respect thereto.

“Tax Returns” has the meaning specified in Section 2.15(a).

“TC Group” has the meaning specified in the Caption hereto.

“Terminated Option” has the meaning specified in Section l.l(b).

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(c).

“Terminating Holdings Breach” has the meaning specified in Section 10.1(b).

“Third Party Claim” has the meaning specified in Section 9.5.

“Third Party Notice” has the meaning specified in Section 9.5.

“Vessel” means the vessels listed on Schedule 2.20(a).

“Vessel Lease” means all financing, leases, subleases and related documents currently in effect respecting the financing of a Vessel, including participation agreements, guarantee agreements, tax indemnification agreements, ship mortgages, bareboat charter parties and other agreements related thereto.

“Voting Agreement” has the meaning specified in the Preamble.

“Voting Trust Agreement” has the meaning specified in Section 1.1(a).

“Welfare Plan” has the meaning specified in Section 2.13(a)(viii).

“2001 Audited Financial Statements” has the meaning specified in Section 2.8.

ARTICLE XII.

HOLDER REPRESENTATIVE

12.1 Designation and Replacement of Holder Representative. The parties have agreed that it is desirable to designate a representative to act on behalf of holders of the Common Shares and Options for certain limited purposes, as specified herein (the “Holder Representative”). The parties have designated TC Group as the initial Holder Representative, and approval of this Agreement by the holders of Common Shares and Options shall constitute ratification and approval of such designation. The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of Persons which collectively owned more than 50% of the Aggregate Fully-Diluted Shares at the Effective Time of the Merger (“Majority Holders”). In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.

12.2 Authority and Rights of Holder Representative; Limitations on Liability. The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Holder Representative will have no obligation to act on behalf of the holders of Holdings Common Stock and Options, except as expressly provided herein. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to estimate and determine the amounts of Holder Allocable Expenses, and to pay such Holder Allocable Expenses in accordance with Section 1.7 hereof. The Holder Representative will have no liability to the holders of Common Shares and Options with respect to actions taken or omitted to be taken in is capacity as Holder Representative, except with respect to the Holder Representative’s gross negligence or willful misconduct. Except for any claim that the Holder Representative lacked authority to take any action hereunder in its capacity as such, the sole recourse of Acquiror with respect to any claim by Acquiror or its Affiliates (including, after the Closing Date, Holdings or its Subsidiaries) shall be against the Net Indemnification Escrow Amount and the Indemnification Notes and upon the distribution thereof, the Holder Representative shall have no further liability to Acquiror or its Affiliates with respect to this Agreement or the transactions contemplated hereby. The Holder Representative will at all times be entitled to rely on any directions received from the Majority Holders; provided, however, that the Holder Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as Holder Representative, unless the Holder Representative is holding funds delivered to it under Section 1.7 of this Agreement and/or has been provided with other funds, security or indemnities which, in the sole determination of the Holder Representative, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in responding to such direction or taking such action. The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Holder Representative shall be entitled to reimbursement, from funds paid to it under Section 1.7 of this Agreement and/or otherwise received by it in its capacity as Holder Representative pursuant to or in connection with this Agreement, for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Holder Representative in such capacity, and for indemnification against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as Holder Representative (except for those arising out of the Holder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims. In the event that the funds paid to the Holder Representative pursuant to Section 1.7 exceed the Holder Allocable Expenses, the Holder Representative shall be entitled to retain such excess amount as a fee for its services as Holder Representative hereunder.

12.3 Acquiror’s Right to Rely. Acquiror shall have the right, without further inquiry, to rely upon the authority of the Holder Representative as provided for in this Article XII.

ARTICLE XIII.

MISCELLANEOUS

13.1 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

13.2 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given when (i) delivered in person, or (ii) five days after posting in the United States mail having been sent registered or certified mail return receipt requested, (iii) delivered by FedEx or other nationally recognized overnight delivery service, or (iv) delivered by telecopy and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:

(a)	If to Acquiror or Merger Sub, to:

H-Lines Holdings Corp.
c/o Castle Harlan Partners IV, L.P.
150 East 58th Street
New York, New York 10155
	Attention:	Marcel Fournier
Howard Weiss
	Telephone:	(212) 644-8600
	Telecopier:	(212) 207-8042
with copies to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
	Attention:	André Weiss
	Telephone:	(212)756-2431
	Telecopier:	(212) 593-5955
(b)	If to Holdings, to:
Horizon Lines Holding Corp.
4064 Colony Road
Suite 200
Charlotte, NC 28211

	Attention:	Mark Urbania
	Telephone:	(704) 973-7004
	Telecopier:	(704) 973-7034
with copies to:
TC Group, L.L.C.
c/o The Carlyle Group 1001 Pennsylvania Ave. N.W. Suite 220 South Washington, D.C. 20004
	Attention:	Gregory S. Ledford
	Telephone:	(202) 347-2626
	Telecopier:	(202) 347-1818
and:
Latham & Watkins LLP 555 11th Street, N.W. Suite 1000
Washington, D.C. 20004
	Attention:	David S. Dantzic
	Telephone:	(202) 637-2112
	Telecopier:	(202) 637-2201
(c)	If to the Holder Representative, to:
TC Group, L.L.C.
c/o The Carlyle Group 1001 Pennsylvania Ave. N.W. Suite 220 South Washington, D.C. 20004
	Attention:	Gregory S. Ledford
	Telephone:	(202) 347-2626
	Telecopier:	(202) 347-1818
with copies to:
Latham & Watkins LLP 555 11th Street, N.W. Suite 1000
Washington, D.C. 20004
	Attention:	David S. Dantzic
	Telephone:	(202) 637-2112
	Telecopier:	(202) 637-2201

or to such other address or addresses as the parties may from time to time designate in writing.

13.3 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties; provided, however, that (i) Acquiror or Merger Sub may assign its rights but not its obligations to one or more of its Affiliates, (ii) to the Merger Lender providing financing for the transactions contemplated hereby or (iii) to a successor to the Acquiror’s interest in Holdings. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

13.4 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement.

13.5 Expenses. Except as set forth in Section 10.2, each party hereto, other than the Holder Representative (whose expenses shall be paid out of funds paid to the Holder Representative under Section 1.7 in the event the transactions contemplated hereby are consummated), shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that the fees and expenses of the Auditor, if any, shall be paid one-half by Acquiror and one-half by the Holder Representative out of funds paid to the Holder Representative under Section 1.7; provided, further, that Acquiror and the Holder Representative (as a Holder Allocable Expense) shall each pay 50% of all stamp tax or other transfer tax payable as a result of the Merger or the consummation of the transactions contemplated hereby and any reimbursable expenses of CSX or its Affiliates under Section 11.02 of the GIA. In the event the transactions contemplated hereby are not consummated each party hereto shall pay its own costs and expenses including all fees of its legal counsel, financial advisors and accountants; provided that, in the event that the transactions contemplated hereby are not consummated, Holdings shall reimburse the Holder Representative for all costs and expenses incurred by the Holder Representative in connection with the transactions contemplated hereby; provided, further, that, in the event that the transactions contemplated hereby are not consummated, Acquiror shall pay all fees and expenses (including the out-of-pocket expenses incurred by Holdings or its Subsidiaries) in connection with any arrangements by or on behalf of Acquiror to finance the transactions contemplated hereby, regardless whether such financing fees and expenses were to be incurred by the Surviving Corporation or its Subsidiaries, including Horizon Lines.

13.6 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, except as to any matters relating to the corporate governance or the capital stock of Holdings, which shall be governed by the laws of the State of Delaware.

13.7 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.8 Schedules and Annexes. The Schedules and Annexes are a part of this Agreement as if fully set forth herein, provided that the Related Agreements are each self-contained agreements. All references herein to articles, sections, paragraphs, Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any item disclosed in any particular Schedule shall be deemed disclosed only for purposes of any other Schedule with respect to which it is reasonably apparent from a reading of such information on such first Schedule that such information is applicable to such other Schedule. As specified in the Schedules, certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by a Party in this Agreement, nor shall such information be deemed to establish a standard of materiality.

13.9 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) References to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) The annexes, schedules and exhibits to this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of the Agreement.

(f) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(g) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h) As used herein, the phrase “to the knowledge” of Holdings (and derivative or similar phrases) shall mean the actual knowledge of Charles G. Raymond, M. Mark Urbania, John V. Keenan, Robert S. Zuckerman, Kenneth L. Privratsky, Gabriel M. Serra, Brian W. Taylor, Gregory S. Ledford, F. Mark Fariborz and, solely with respect to the representation in Section 2.22, Rick Kessler.

13.10 Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement) and that certain Confidentiality Agreement dated as of February 19, 2004 between Castle Harlan, Inc. and Goldman, Sachs & Co. on behalf of Holdings (the “Confidentiality Agreement”) constitute the entire agreement among the parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement and the Confidentiality Agreement.

13.11 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

13.12 Publicity. Prior to the Closing, all press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior mutual approval of Acquiror and Holdings which approval shall not be unreasonably withheld by any party; provided, however, that, nothing herein shall prevent any party from publishing such press releases or other public communications as such party may consider necessary in order to satisfy such party’s legal or contractual obligations after such consultation with the other parties hereto as is reasonable under the circumstances.

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

H-LINES HOLDINGS CORP.

By:	/s/ Howard Weiss
Name:	Howard Weiss
Title:	President

H-LINES SUBCORP.

By:	/s/ Howard Weiss
Name:	Howard Weiss
Title:	President

HORIZON LINES HOLDING CORP.

By:	/s/ Gregory S. Ledford
Name:	Gregory S. Ledford
Title:	President

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its:	Managing Member

By:	/s/ Gregory S. Ledford
Name:	Gregory S. Ledford
Title:	Managing Director

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